הסכם שכירות

הסכם שכירות
תוכן עניינים

1.	קבלת היתרים.
2.	חשמל, מים וטלפון.
3.	אחזקת המושכר ותיקונים.
4.	עבודות התאמה במושכר.
5.	שטחי ציבור ורכוש משותף.
6.	שילוט.
7.	שמירת המושכר, שינויים במושכר.
8.	מניעת מטרדים.
9.	פינוי.
10.	חובת השוכר לבצע תשלומים.
11.	ביטול ההסכם.
12.	פירעון חובות השוכר.
13.	מסים, אגרות והיטלים.
14.	חוק הגנת הדייר.
15.	שינוי בהסכם.
16.	
33.	כח עליון.
34.	הודעות

נספחים ותוספות

נספח 1	-	סעיף 1 (ד)
		תשריט המושכר
נספח 2	-	סעיף 3
		טבלת קרן דמי השכירויות
נספח 3	-	סעיף 5 (א) (1)
		ערבות בנקאית
נספח 4	-	סעיף 10 (ד)
		תקנון תפעולי
נספח 5	-	סעיף 12 (ב) (1) + סעיף 32
		הסכם ניהול
נספח 6	-	סעיף 10 (א) (4)
		אישור עריכת ביטוחי השוכר
נספח 7	-	ביטוחי המשכיר

<u>הסכם שכירות</u>

שנעשה ונחתם ביום 16 בחודש ינואר 2025

ב ין : **צח ייבוא ושיווק חומרי ניקוי וכלים חד פעמיים בע"מ**
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(להלן: "**החברה**")

לב ין : **ביוהרווסט בע"מ**
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(להלן: "**שוכר**")

הואיל והחברה הינה בעלת הזכויות בבניין הידוע כגוש; *[BLOCK & PARCEL NO. REDACTED]*

והואיל והחברה נדרשת להשכיר לשוכר חלקים מהבניין כאמור בתשריט המצ"ב כ**<u>נספח 1</u>** (להלן: "**המושכר**");

והואיל והשוכר מעוניין לשכור את המושכר לשימוש ייחודי לשם משרדים ו/או מתקן ייצור ו/או מחסנים (להלן: "**המטרה**");

<u>אי לזאת הותנה, הוצהר והוסכם כמפורט להלן:</u>

1. <u>מבוא</u>

(א) המבוא להסכם זה מהווה חלק בלתי נפרד ממנו.

(ב) כותרות הסעיפים בהסכם זה באות לנוחות בלבד, ואינן חלק מההסכם.

(ג) כל הנספחים והתוספות להסכם זה מהווים חלק בלתי נפרד ממנו.

(ד) תשריט המושכר מצ"ב כ**<u>נספח 1</u>.**

(ה) מוסכם בין הצדדים כי הסכם זה מחליף כל הסכם ו/או הסדר אחר שנערך בעבר בין הצדדים, לרבות כל מסמך הבנות, הסכם שכירות, הסכם שיתוף פעולה וכו', והחל ממועד חתימת הסכם זה ואילך יהיו כל המסמכים וההסדרים אשר נחתמו ו/או חלו בעבר בין הצדדים בטלים וחסרי כל תוקף מחייב ועל הצדדים יחולו אך ורק יחסי שוכר ומשכיר בהתאם להוראות הסכם שכירות זה בלבד.

2. <u>תקופות השכירות</u>

(א) החברה משכירה בזאת לשוכר והשוכר שוכר בזאת מהחברה את המושכר לתקופה של 12 חודשים, החל ביום 1.9.2024 (להלן: "**יום תחילת השכירות**") וכלה ביום 1.9.25 (להלן: "**יום סיום השכירות**"), בהתאם לתנאים המפורטים בהסכם זה. התקופה שמיום תחילת השכירות ועד ליום סיום השכירות תכונה להלן לשם הקיצור: "**תקופת השכירות הראשונה**".

(ב) החל מיום תחילת השכירות יהיה השוכר אחראי, על פי כל דין, לכל נזק שיגרם על ידו ו/או ע"י שלוחיו למושכר, לציוד ולחומרים המצויים בו ו / או לצד ג' (ובכלל זה לציבור הלקוחות הרוכש את המוצרים מתוצרתה), בין אם הם שייכים לחברה ובין אם שייכים לשוכר. כן, יהיה חייב השוכר

לבטח על חשבונו את הציוד ו/או החומרים ו/או העובדים שלו ו/או הקבלנים מטעמו ובכלל זה חבות מוצר בפני כל נזק העלול להיגרם להם ו / או לצד ג' ולהמציא לחברה עותק של הפוליסות הנ"ל לפי דרישתה.

(ג) בתום תקופת השכירות יהיה השוכר רשאי להאריך את תקופת השכירות לשתי תקופות שכירות נוספות בנות 6 חודשים כל אחת (להלן יחד: "**תקופות השכירות הנוספות**") וזאת בכפוף למילוי כל התנאים המצטברים כדלקמן על ידי השוכר: (א) השוכר מסר לחברה בקשה בכתב להארכת תקופת השכירות לתקופת השכירות הנוספת, בלתי מסויגת ובלתי מותנית, וזו נתקבלה אצל החברה 90 יום לפחות לפני תום תקופת השכירות הקודמת, (ב) במשך כל תקופת השכירות לא הפר השוכר בהפרה יסודית הסכם זה אשר לא תוקנה לאחר קבלת התראה בת 14 ימים מראש ובכתב מהמשכיר, (ג) השוכר האריך את תוקף כל הביטחונות אשר מסר לחברה על פי הסכם זה, כך שיעמדו במלוא תקפם במהלך כל תקופת השכירות הנוספת.

(ד) תנאי הסכם זה יחולו במלואן בתקופות השכירות הנוספות, בשינויים המחויבים בלבד ובכפוף לעדכון בדמי השכירות כאמור בסעיף 3 להלן.

(ה) תקופת השכירות הראשונה ותקופת השכירות הנוספת, ככל שתמומש ייקראו להלן יחד: "**תקופת השכירות**".

3. <u>דמי שכירות</u>

השוכר ישלם לחברה מראש, ביום העסקים הראשון לכל חודש, את קרן דמי השכירות החודשיים, בגין אותו חודש מראש. לקרן דמי השכירות יתווספו הפרשי הצמדה ומע"מ כדין, כפי שיוגדרו להלן:

קרן דמי השכירות כמפורט ב**<u>נספח 2</u>** להלן.

מדד - משמעו מדד המחירים לצרכן, כולל ירקות ופירות המתפרסם על-ידי הלשכה המרכזית לסטטיסטיקה. באם יוחלף בסיס המדד או באם תוחלף שיטת חישובו ועריכתו או באם יפורסם ע"י גוף אחר במקום הלשכה הנ"ל, תעשה החברה את חישוב עלית המדד לצורכי סעיף זה, תוך התחשבות בשינויים הנ"ל.

המדד היסודי - המדד שפורסם ביום 15.10.2024 ושעמד על 108.6 נקודות.

מדד חדש - המדד האחרון שיפורסם, מדי פעם, לפני המועד שנקבע בהסכם זה לביצוע תשלום כלשהו מהתשלומים שהשוכר התחייב לשלמם, כמפורט לעיל.

הפרשי הצמדה - ההפרש שבין המדד החדש לבין המדד היסודי מחולק במדד היסודי, ומוכפל בקרן דמי השכירות (מובהר כי הפרשי ההצמדה יכולים להיות חיוביים או שליליים).

קרן דמי השכירות בתוספת הפרשי הצמדה, יכונו בהסכם זה להלן: "**דמי השכירות**".

דמי השכירות בתוספת מס ערך מוסף, יכונו להלן לשם קיצור "**התקבול**".

הצדדים מסכימים כי החברה תהיה רשאית לעגל את התקבול התקופתי שעל השוכר לשלם לחברה על-פי הסכם זה לשקל השלם הקרוב ביותר.

בתחילת תקופת אופציה הראשונה יעלו דמי השכירות כדי עליית המדד. בתחילת תקופת אופציה הראשונה יעלו דמי השכירות כדי עליית המדד + 10%.על דמי השכירות החודשיים הצמודים ששולמו בחודש האחרון לתקופת השכירות הקודמת.

4. <u>המחאות</u>

(א) להקלת הגביה של כל תשלום שהשוכר התחייב לשלמו על-פי הסכם שכירות זה ו/או הסכם הניהול יפקיד השוכר המחאות מעותדות בגין כל תשלומי דמי השכירות ודמי הניהול לכל שנה בתקופת השכירות מראש. חודש לפני תחילת כל שנה יפקיד השוכר בידי המשכיר המחאות מעותדות כאמור בגין השנה הבאה לתקופת השכירות. בתום כל חצי שנה יערכו הצדדים התחשבנות לעניין הפרשי ההצמדה בחצי השנה שחלפה (בין 2 התשלומים שחלפו) והשוכר או המשכיר, לפי העניין, ישלם את ההפרשים בהתאם לצורך בתוך 30 ימים מיום עריכת ההתחשבנות.

(ב) מובהר כי רק פירעון ההמחאות בפועל יחשב כתשלום דמי השכירות ודמי הניהול על פי הסכם זה.

5. <u>ערבות בנקאית</u>

(א) (1) כבטוחה למילוי התחייבויות השוכר על-פי הסכם שכירות זה, ועפ״י הסכם הניהול, ומבלי לגרוע מתוקף כל יתר הביטחונות שהעמיד השוכר לחברה על פי הסכם זה ובנוסף להן, מוסר בזאת השוכר לחברה במועד חתימת הסכם זה, ערבות בנקאית, אוטונומית, צמודה למדד על סך השווה לדמי השכירות עבור 2 חודשי שכירות, קרי סך של 201,750 שקלים חדשים, בנוסח המצ״ב כ**<u>נספח 3</u>** להסכם זה (להלן: ״**הערבות הבנקאית**״).

(2) החברה תהיה רשאית, בהתאם לשיקול דעתה הבלעדי, מעת לעת, ולאחר מתן הודעה מראש לשוכר בכתב 30 ימים מראש לדרוש את פירעון הערבות הבנקאית באופן מלא או חלקי, לשם פירעון סכום כלשהו שהשוכר חייב לחברה על-פי הסכם זה, או אם השוכר לא פינה את המושכר ולא החזיר לחברה את החזקה בו, בהתאם להוראות הסכם זה, ובכל במקרה בו השוכר לא תיקן את ההפרה הנטענת תוך 30 ימים ממתן ההודעה כאמור בסעיף קטן זה.

(3) החברה תחזיר לשוכר את הערבות הבנקאית לאחר ניכוי הסכומים כאמור בס״ק (א) (2) לעיל, בתום 60 (שישים) יום, מיום החזרת המושכר לחברה, בהתאם להסכם זה או קודם לכן אם עמד השוכר בכל התחייבויותיו על פי הסכם זה.

(ב) בכל מקרה בו תפרע הערבות הבנקאית שניתנה על-ידי השוכר לחברה, על-פי הסכם זה, יהיה חייב השוכר, תוך 14 יום, מיום פירעון הערבות הבנקאית, להמציא ערבות בנקאית או בטוחה זהה אחרת, במלוא הסכום שנפרע (להלן: ״**בטוחה משלימה**״).

לא הומצאה הבטוחה המשלימה בהתאם לאמור לעיל תהיה רשאית החברה לבטל הסכם זה לאחר מתן התראה בכתב של 14 יום מראש.

6. <u>התאמה</u>

(א) השוכר מאשר כי בדק את מיקום הפרויקט, מיקום הבניין ומיקום המושכר בבנין, ראה את תוכניות הבניין והמושכר ובדק אותן וכי לאור כל האמור לעיל והאמור בס׳ 8(א) להלן, המושכר מתאים למטרותיו. השוכר משחרר בזה את החברה מכל אחריות כלפיו בקשר לאפשרות הפעלת עסקו במושכר. השוכר מוותר בזה על כל טענה ו/או תביעה כלפי החברה בקשר להתאמת המושכר. החברה מצהירה כי הבניין נבנה על פי היתר בנייה כדין וכי יש לבניין טופס 4.

(ב) השוכר מאשר כי אין במושכר כל אי התאמה כמשמעה בחוק השכירות והשאילה תשל״א – 1971.

7. <u>שימוש במושכר</u>

(א) השוכר ישתמש במושכר לצורך המטרה בלבד.

(ב) השוכר לא יכניס למושכר ציוד העלול לגרום נזק למושכר ולא יעמיס על רצפת המושכר יותר מן העומס שלו נועדה, 500 ק״ג למ״ר.

8. <u>קבלת היתרים</u>

(א) השוכר מצהיר ומאשר כי בדק היטב ברשויות התכנון והבנייה וברשות המקומית, שבתחומה נמצא המושכר, את תכנית בנין העיר התקפה באזור בו נמצא הבניין והמושכר (להלן: ״**התכנית**״) וכן בדק את השימושים המותרים בבניין ובמושכר על-פי התכנית. ביודעו את כל הפרטים המתייחסים לבניין ולפרויקט ובהתאם לבדיקותיו ולהצהרות החברה, החליט השוכר לשכור את המושכר מהחברה, למטרה המפורטת בהסכם זה. אם כתוצאה מהשימוש שעושה השוכר ו/או שיעשה השוכר במושכר, תידרש החברה ע״י הועדה המקומית לתכנון ובניה (להלן: ״**הועדה המקומית**״) לשלם היטל השבחה, בגין שימוש החורג מהוראות הסכם זה, יהיה חייב השוכר לשלם לוועדה המקומית כל סכום כאמור בו תחויב החברה ע״י הועדה, ישירות לוועדה המקומית או להשיב לחברה כל סכום כאמור שישולם ע״י החברה לוועדה המקומית. מבלי לגרוע מן האמור לעיל מצהירה החברה כי על פי תכנית בנין הערים החלה על המושכר כפי שתתוקן מעת לעת ועל פי היתר הבנייה של הבניין, מותר השימוש במושכר למטרת השכירות. כמו כן מצהירה החברה כי הבניין נבנה על פי היתר בנייה כדין וכי לבניין הוצא טופס 4 ותעודת גמר, וכן כל האישורים הנדרשים על פי דין לשם עשיית שימוש במושכר בכלל ולמטרת השכירות בפרט.

(ב) השוכר מתחייב לקבל את כל ההיתרים הדרושים על-פי החוק לניהול עיסקו, ככל שאלה נדרשים.

(ג) השוכר מצהיר כי ידוע לו שהחברה לא תישא באחריות כלשהי לקבלת היתרים כלשהם שיידרשו לצורך ניהול עיסקו של השוכר ולא תבצע כל שינוי במושכר הדרוש לקבלת היתרים כאמור, אולם החברה מתחייבת לשתף פעולה עם השוכר ולחתום על כל מסמך שיוגש לה והנדרש לצורך קבלת רישיון עסק ובלבד שהדבר לא יטיל על החברה אחריות ו/או מחויבות כספית כלשהי.

(ד) אם מסיבה כלשהי לא קיבל השוכר היתר לניהול עיסקו, לא יהא בכך כדי לפטור את השוכר מתשלום דמי השכירות עד לתום תקופת השכירות על-פי הסכם זה.

(ה) השוכר יפנה לשירותי הכבאות, באיגוד ערים שבתחומו נמצא המושכר (להלן: "**איגוד הכבאות**"), ויברר אם קיימות דרישות לגבי סידורי הכבאות הדרושים לצורך ניהול עסקו במושכר. יובהר, כי החברה לא תשנה את הבינוי במושכר ולא תתקין שום פריט הדרוש לצורך כיבוי אש ו/או על פי דרישות איגוד הכבאות לרבות שינוי / תוספת ספרינקלרים, הידרנטים, גלילונים, מטפים, גלאי עשן וכד' והשוכר יתקין כל אחד מהפריטים האמורים אם יידרש לכך ע"י איגוד הכבאות.

9. <u>חשמל, מים וטלפון</u>

השוכר מאשר כי ידוע לו שאספקת החשמל והמים למושכר תתבצע באמצעות החברה בלבד. החברה תבצע בכל חודש בדיקת שעונים בהתאם למונים נפרדים למושכר ותוציא חיוב בגין שימוש בחשמל והמים. החברה מתחייבת כי התעריף אותו ישלם השוכר לא יעלה על התעריף אותו הוא היה משלם במקרה בו היה צורך את החשמל והמים ישירות מחברת החשמל ו/או מתאגיד המים העירוני, לפי העניין.

10. <u>אחזקת המושכר, תיקונים ואחריות</u>

(א) (1) השוכר יהיה אחראי לאחזקתו התקינה של המושכר ולתקן על חשבונו כל פגם ו/או ליקוי ו/או נזק שנגרם למושכר אשר מקורו אינו בליקוי בניה במעטפת המושכר, בין אם על-ידי השוכר ובין אם על-ידי אחרים מטעמו, ולמעט נזק שנגרם על ידי החברה ו/או חברת הניהול.

(2) מבלי לגרוע מהאמור בסעיף 10 (א) (1) לעיל ובנוסף לאמור בו, מוסכם כי השוכר יהיה אחראי, על פי כל דין לכל אבדן, פגיעה, נזק או הפסד לגוף ו/או לרכוש, מכל סוג ומין שהם, שייגרמו לשוכר ולבאים מטעמו ו/או לחברה והבאים מטעמה ו/או לכל צד שלישי, לרבות – אך מבלי לפגוע בכלליות האמור לעיל – לעובדי השוכר ו/או לספקיו ו/או למבקריו ו/או לעובדי החברה ו/או לבאים מטעמה עקב מעשה ו/או מחדל של השוכר ו/או עובדיו ו/או הבאים מטעם הנ"ל ו/או עקב פעילות השוכר על פי הסכם זה.

(3) השוכר מתחייב לפצות את החברה מיד עם דרישתה הראשונה לעשות כן, במלוא סכום האובדן, פגיעה, נזק או הפסד להם אחראי השוכר כאמור בס.ק. 2 לעיל, שנגרמו לחברה ו/או שהחברה שילמה בגינם וכן בכל ההוצאות שהחברה נשאה בהן בקשר לתביעה בגין אבדן, פגיעה, נזק או הפסד כאמור, והכל מבלי לגרוע מזכויות החברה על-פי הסכם זה ו/או על פי כל דין לכל תרופה או סעד אחרים, וזאת בכפוף להתקיימות כל התנאים המצטברים הבאים: (1) החברה תודיע לשוכר אודות כל טענה ו/או תביעה ו/או דרישה אשר הופנתה אליה ותאפשר לשוכר להתגונן הפניה; (2) החברה לא תתפשר באותה טענה ו/או תביעה ו/או דרישה מבלי קבל את הסכמת השוכר מראש ובכתב; (3) המקרה בו הנושא יידון בערכאות משפטיות אזי השיפוי יהיה בהתאם לפסק דין שלא עוכב ביצועו (להלן יחד: "**התנאים לשיפוי**"). סכום הפיצוי כאמור ייחשב כחוב המגיע לחברה מאת השוכר על פי הוראות הסכם זה.

(4) מבלי לגרוע מאחריות השוכר על פי חוזה זה ו/או על פי דין, מתחייב השוכר על חשבונו הוא לבצע ולקיים את הביטוחים המפורטים בנספח הביטוח ובאישור עריכת ביטוחי השוכר, המצורפים כ"**נספח 6**"' להסכם זה (להלן: "**ביטוחי השוכר**"), וזאת מיום תחילת פעילות השוכר ו/או הכנסת ציוד ו/או תחילת העבודות ולמשך כל תקופת ההסכם..

(ב) השוכר לא יהיה חייב לתקן נזק במושכר, הנובע מליקויים בהקמת המושכר, מפעולות לחימה, רעידת אדמה או ממאורע טבע בלתי צפוי אחר, וכן לא יהיה השוכר חייב לתקן נזק שייגרם למעטפת המושכר בתקופת השכירות, למעט נזק שנגרם על ידי מי מעובדיו ו/או מי משלוחיו.

למרות האמור לעיל, אם יגרם נזק לבנין ו/או למושכר אשר לדעת החברה ו/או השוכר לא יאפשרו לשוכר להמשיך ולהשתמש במושכר, תהיה החברה רשאית, על-פי שיקול דעתה הבלעדי והמוחלט לקבוע אם לקומם את המושכר ולהחזירו למצב שניתן יהיה להמשיך ולהשתמש בו, אם לאו. אם החברה תחליט לא לקומם את המושכר תוך זמן סביר יסתיים הסכם שכירות זה.

(ג) השוכר יודיע לחברה על כל נזק שייגרם למושכר ושניתן לאתרו באופן רגיל, כמפורט בס"ק (ב) לעיל, תוך 3 (שלושה) ימי עסקים מעת התגלותו. לא הודיע השוכר כאמור - יישא השוכר בכל הוצאה נוספת שתיגרם לחברה עקב אי מתן הודעה לחברה במועד.

(ד) השוכר מתחייב לשמור על כללי התקנון התפעולי המצ"ב כ**<u>נספח 4</u>**.

11. <u>עבודות התאמה במושכר שיבוצעו במהלך תקופת השכירות</u>

(א) השוכר יקבל את המושכר ביום תחילת השכירות במצבו As Is. במידה וירצה השוכר לבצע החל ממועד זה, על חשבונו ובאחריותו הבלעדיים, עבודות ההתאמה כלשהן במושכר, הוא יהיה רשאי לעשות כן בכפוף לקבלת אישור כתוב מראש מאת החברה.

(ב) במקרה של ביצוע עבודות התאמה במהלך תקופת השכירות בהמשך ובמידת הצורך בהתאם לאופי העבודות שתבוצענה, השוכר יעביר לחברה תכנון אדריכלי לכל עבודת התאמה לאישור, בדיקה והערות. החברה לא תסרב לאשר את התכנון, אלא מטעמים סבירים. החברה תהיה רשאית למנות מפקח מטעמה על ביצוע עבודות ההתאמה וזאת מבלי להטיל עליה אחריות כלשהי לעניין עבודות ההתאמה.

(ג) מוסכם כי לחברה לא תהיה כל אחריות בקשר עם עבודות ההתאמה וכי ביצוע עבודות ההתאמה יהיו באחריותו הבלעדית של השוכר והוא יהיה אחראי על פי דין לכל נזק ו / או ליקוי שיגרם הן למושכר והן בעבודות ההתאמה עצמן.

(ד) עבודות ההתאמה תעשנה בשעות סבירות, תוך שמירה על אופיו האיכותי של הבנין ואי גרימת נזק ו/או מטרד לשאר הדיירים ו/או לשטחים הציבוריים באופן בלתי סביר ובהתאם לנהלי חברת הניהול של הבניין.

(ה) במידת הצורך ובהתאם לאופי עבודות ההתאמה שיבוצעו, השוכר מתחייב לבטח את כל הקבלנים המבצעים עבודות מטעמו במושכר בביטוח מפני סיכונים מקצועיים כמקובל. הפוליסה תכלול ויתור הדדי על זכות תחלוף.

12. <u>שטחי ציבור ורכוש משותף</u>

(א) השוכר לא יהיה רשאי לעשות שימוש כלשהו בשטחי ציבור כלשהם לרבות ברחבות, במעברים, במדרכות, בכבישים ובשטחי הרכוש המשותף, אלא למטרה לשמה נועדו שטחי ציבור אלה. החברה תהא אחראית לתחזוקת השטחים הציבוריים והרכוש המשותף בבניין.

(ב) (1) הרכוש המשותף משמע - כהגדרתו בס׳ 2.1 של הסכם הניהול (**<u>נספח 5</u>**).

(2) השוכר יהיה רשאי לעשות שימוש ברכוש המשותף אך ורק בהתאם למטרות ו/או ליעודים ו/או לשימושים להם נועד הרכוש המשותף. החברה תהיה רשאית מדי פעם בפעם, לפי שיקול דעתה הבלעדי, להתיר לכל צד ג׳ שימוש בחלק זה או אחר של הרכוש המשותף, למטרות כפי שייקבעו על ידה ובלבד ששימוש כזה לא יסתור את הוראות הסכם זה ולא יהיה בו כדי להפריע לשימוש הסביר של השוכר במושכר בהתאם למטרות השכירות ולגישה הראויה למושכר.

(3) להסרת כל ספק, ידוע לשוכר כי יהיה רשאי לעשות שימוש בשטחי הרכוש המשותף אך ורק בהתאם להוראות כל דין, או הוראות הסכם זה.

(ג) (1) ידוע לשוכר כי תתכן תוספת של שטחי בניה על הקרקע ו/או בבניין, ככל שתוכניות בנין העיר החלות ו/או שיחולו על הקרקע יאפשרו זאת, מבלי שהשוכר ימנע ו/או יפריע ו/או יתנגד להוספת שטחי הבנייה כאמור על-ידי החברה, ובלבד שמלוא זכויות השוכר על פי הסכם זה לא יפגעו, שהשימוש הסביר שלו במושכר לא יפגע, לרבות דרכי הגישה אל המושכר וממנו, ושלא יחולו עליו עלויות נוספות כתוצאה מכך.

(2) השוכר מצהיר ומתחייב כי לא ימנע בכל דרך שהיא בין במישרין ובין בעקיפין ולא יגיש כל התנגדות לכל תוכנית אשר תוגש על-ידי החברה להוספת שטחי בניה על הקרקע ו/או בבניין, בין תוכנית בנין עיר ובין תוכנית להיתרי בניה ובין כל תוכנית אחרת ובלבד שמלוא זכויות השוכר על פי הסכם זה לא יפגעו, שהשימוש הסביר שלו במושכר לא יפגע, לרבות דרכי הגישה אל המושכר וממנו, ושלא יחולו עליו עלויות נוספות כתוצאה מכך.

(3) השוכר מתחייב לסלק על חשבונו כל מכשול חפץ ו/או מתקן ו/או אביזר השייכים לו והמצויים במקום המיועד להוספת שטחי בניה נוספים.

13. <u>רישיון יצרן</u>

(א) במועד החתימה על הסכם זה השוכר מייצר במושכר תחת רישיון היצרן של חברת שוגארט.

(ב) השוכר מצהיר ומתחייב כי: 1) לשוגארט אין כל אחריות לגבי חבות המוצר; 2) השוכר מקבל עליו בזאת באופן בלתי חוזר וללא כל תנאי כל דרישה ו / או חבות ו / או תביעה אשר תושת על החברה ו / או על שוגארט ו/ או מנהליהן ו / או בעלי מניותיהן בגין המוצרים המיוצרים על ידי השוכר על פי רישיון היצרן של שוגארט; 3) השוכר ירכוש ביטוח חבות מוצר כמפורט בנספח 6 להסכם זה.

(ג) השוכר יציג את פוליסות הביטוח כאמור לאישורה של החברה בתוך 7 ימים מיום החתימה על הסכם זה.

14. <u>שמירת המושכר, שינויים במושכר</u>

(א) (1) אם השוכר יבקש לעשות שימוש בקירות המושכר, ו/או במערכת התקרות והגג של המושכר ו/או הבניין ו/או ברכיביו האחרים של המושכר, לצורך חיבור או העמסת מתקנים ו/או פריטים מכל סוג שהוא שאינם קיימים/מותקנים ביום חתימת חוזה זה, יהיה על השוכר לקבל לפני ביצוע האמור לעיל את הסכמתה בכתב של החברה.

(2) השוכר לא יהיה רשאי לעשות כל עבודה ו/או כל שינוי ו/או כל תוספת במושכר אשר מחוברים אליו בחיבור של קבע (לרבות ומבלי לגרוע בכלליות האמור לעיל ברצפת המושכר, בקירותיו, בגג המושכר, כולל בתקרתו) (להלן- "**התוספת**"), ולמעט עבודות ההתאמה כאמור בסעיף 11 לעיל, ללא קבלת הסכמת החברה בכתב ומראש.

(3) בתום תקופת השכירות יסלק השוכר כל תוספת שעשה במושכר ויחזיר את מצב המושכר לקדמותו על פי האמור בסעיף 18. למרות האמור, החברה, על פי שיקול דעתה, תהיה רשאית להורות לשוכר להשאיר את התוספת במושכר. הושארה התוספת במושכר תהיה התוספת רכושה של החברה ללא מתן תמורה כשלהי על ידי החברה.

(4) החברה תהיה רשאית לסלק או להרוס כל תוספת שנעשתה על ידי השוכר ללא הסכמתה, או להחזיר את מצב המושכר לקדמותו, והשוכר ישא בכל הוצאה שתגרם לחברה בקשר לכך.

(5) על אף האמור בסעיף זה, יהיה השוכר רשאי, בכל עת עד תום תקופת השכירות, לפרק כל תוספת שיתקין במושכר בהסכמת החברה ולנהוג בה, לאחר פירוקה, מנהג בעלים, בתנאי שהשוכר לא יגרום נזק למושכר על ידי פירוק התוספת.

(6) הוקמה תוספת על ידי השוכר, יהיה השוכר אחראי באופן בלעדי לכל הוצאה שתיגרם לחברה עקב האמור לעיל, לרבות החזרת המצב לקדמותו ו / או הוצאות משפטיות ו/או חיובים כספיים שהחברה תחויב בהם או תיקנס בהם על ידי בית משפט. האחריות כאמור לעיל חלה גם על כל נזק שייגרם לחברה ו/או לצד שלישי כלשהו עקב ביצוע התוספת כאמור. כל סכום שישולם כאמור על ידי החברה יוחזר על ידי השוכר לחברה תוך 7 ימים מיום שנידרש בכתב על ידי החברה לעשות כן ובכפוף להתקיימות התנאים לשיפוי.

(ב) אם יבקש השוכר להקים תוספת במושכר הטעונה היתר בניה כדין ויקבל על כך את הסכמת החברה, יהיה עליו לקבל היתר בניה כדין לצורך הקמת התוספת, במידה שהיתר כזה נדרש על פי דין, ולשאת בדמי היתר ו/או סכומים אחרים שיש לשלמם בכל ההיטלים והאגרות שצריך יהיה לשלמם לועדה המקומית ו/או לרשות המקומית כתנאי לקבלת היתר בניה, מבלי שיהיה בכך כדי להטיל על החברה חבות כלשהי, בין חבות תכנונית או כל חבות אחרת.

בכפוף לאמור לעיל, כל תכנית להקמת תוספת תוגש תחילה לאישורה של החברה והחברה תהיה רשאית לסרב לאשר הגשת תכנית כאמור תוך 7 יום מטעמים סבירים בכתב. למען הסר ספק, החברה תהיה רשאית לסרב לאשר תוספת כאמור אם תהיה סבורה כי אישור תכנית כאמור יהיה בו כדי לפגוע בזכות מזכויות הבנייה שלה או בכל זכות אחרת שלה.

(ג) אם בגין הקמת תוספת ו ו/או גלריה ע"י השוכר, בין אם התקבלה הסכמת החברה ובין אם לאו, תחויב החברה בתשלום היטל השבחה יהיה חייב השוכר בתשלום היטל ההשבחה או בהחזרת סכום היטל ההשבחה לחברה, אם שולם ע"י החברה, בתוך 7 ימים מיום משלוח הודעת דרישה לתשלומו.

(ד) בכל מקרה של ביצוע עבודה ע"י השוכר במושכר, אלו יבוצעו על ידי בעלי מקצוע רשומים כדין. השוכר יבצע את העבודות לאחר קבלת אישור בטיחות מהממונה על הבטיחות, ובכפוף להנחיות מהנדס החברה ו/או נציג החברה לעניין שעות עבודה מותרות, דרכי גישה להעברת ציוד וחומרים ושמירה על הבניין בעת העבודה.

15. <u>מניעת מטרדים</u>

(א) השוכר יימנע מיצירת מטרד כלשהו ובכלל זה מתחייב השוכר שלא לגרום לרעש חזק, לריחות ולזעזועים, בלתי סבירים המפריעים לשאר הדיירים בבניין.

(ב) בכל מקרה של הפרת הוראות פסקה (א) לעיל, מתחייב השוכר לגרום להפסקת המטרד בתוך 7 ימים מיום קבלת מכתב דרישה מהחברה. מבלי לגרוע מהאמור לעיל, בנוסף לכל זכות אחרת שתהיה

לחברה בהתאם להסכם זה ו/או בהתאם להוראות החוק ובכפוף למסירת מכתב הדרישה האמור לעיל, תהיה החברה רשאית לבצע כל בדיקה ו/או מדידה ו/או תיקון ו/או כל פעולה אחרת שתראה לחברה להסרת המטרד. כל ההוצאות שיהיו בגין כך לחברה, יחולו וישולמו על ידי השוכר.

השוכר מתחייב בזה להחזיר לחברה כל סכום שהוצא על ידי החברה כאמור לעיל, בצרוף הפרשי הצמדה וריבית כמצוין בסעיף 25 להלן, מיום הוצאת הסכומים ועד להחזרתם על ידי השוכר.

חשבונות החברה על גובה הוצאות אלה יהוו הוכחה לכאורה והשוכר מתחייב לשלמם מיד עם דרישה ראשונה.

16. <u>כניסה למושכר</u>

עובדי החברה ושליחיה רשאים להיכנס למושכר, בכל עת, בשעות העבודה המקובלות, בתאום עם השוכר, לשם בדיקה או לשם ביצוע תיקונים ועבודות אחרות שתהיינה נחוצות לדעת החברה.

במקרה חירום, תהיה רשאית החברה ו/או מי מטעמה, להיכנס למושכר בלי לקבל הסכמה מראש מהשוכר, אולם על החברה להודיע לשוכר על כניסתה למושכר ועל מקרה החרום מיד כשיתאפשר ותוך זמן סביר לאחר סיום מקרה החרום.

17. <u>העברת זכויות</u>

(א) השוכר לא יהיה רשאי, ללא קבלת הסכמת החברה מראש ובכתב, להשכיר את המושכר ו/או למסור חזקה במושכר ו/או כל חלק ממנו לכל גורם אחר שהוא ולא יהיה רשאי להמחות את זכויותיו ו/או התחייבויותיו כולן או חלקן על פי חוזה שכירות זה.

(ב) החברה תהיה רשאית להעביר ו/או להמחות ו/או לשעבד את זכויותיה ו/או התחייבויותיה על-פי הסכם זה לאחר, ללא צורך בקבלת הסכמה כלשהי מהשוכר אך בתנאי שלא תפגענה זכויות השוכר על פי הסכם זה ולא יוטלו עליו חיובים נוספים כתוצאה כך.

18. <u>פינוי</u>

(א) השוכר יפנה את המושכר בתום תקופת השכירות ויחזיר את החזקה הבלעדית בו לחברה כשהוא ריק מכל אדם ומכל וחפץ שאינם שייכים לחברה.

(ב) בסיום ההסכם ידאג השוכר להשיב את המושכר על כלל השטחים שהיו בשימוש השוכר לקדמותו כדלקמן :

(1) הרצפה, הקירות, מערכת התאורה, מערכת מיזוג האוויר, התקרה המחוזקת, הגלריה החיצונית והאחורית ו / או מערכת האוויר YATA - תושארנה על ידי השוכר במושכר ויהפכו לקניינה של החברה. לחברה תהיה הזכות להחליט על אלמנטים שיש לפנותם בכל מקרה.

(2) מלבד מהנ״ל, יהיה על השוכר לבצע כל אחד מאלה :
- פינוי כל הפסולת לרבות פנלים צנרות תעלות מתכת וכו׳ ;
- השבת המשרדים למצבם כשהם נקיים ותקינים (כולל עבודות צבע/תיקונים במשרדים בקומה 1) ;
- תיקון הרצפה בחדר המיקסר – הורדת היסודות וצביעת הרצפה ;
- תיקון כל הפתחים והחורים שנעשו בקירות הבניין. לא יושארו פתחים בקירות החיצוניים, בתקרות ובקירות הפנימיים ;

(3) כל התיקונים יעשו בתאום ובאישור המשכירה באופן מקצועי ע״י בעלי מקצוע מאושרים

(4) השוכר ישר בכל עלויות הפינוי, הפירוק והניקיון הכרוכים בהשבת מצב הבניין לקדמותו. כל פינוי ותיקון או עבודה שהשוכר לא יבצע שוגארט תבצע ותחייב את השוכר ע״פ חשבוניות מס כדין שהתקבלו מבעלי המקצוע.

(ג) הסכם השכירות יסתיים רק בתום הפינוי ואישור זיכוי הבניין ע״י החברה.

(ד) בסיום תהליך הפירוק החברה תבצע הערכת שמאות למבנה, ובמידה ותהיה ירידת ערך לבניין עקב חורים/פתחים/נזקים לבניין – השוכר יצפה את החברה בחלק היחסי של ירידת הערך.

(ה) מבלי לגרוע מהאמור הסעיף קטן (א) לעיל, אם השוכר לא יפנה את המושכר במועד כאמור לעיל, ישלם השוכר לחברה פיצוי קבוע ומוערך מראש (להלן: "**הפיצוי**") עבור כל יום איחור, בסכום

השווה לפי שניים מדמי השכירות שיחולו על המושכר בגין יום שכירות אחד בחודש האחרון של שנת השכירות השוטפת. הפיצוי יהיה צמוד למדד המחירים לצרכן (כאמור בסעיף 3 (א) לעיל) וחישוב הפרשי ההצמדה ייעשה בשינויים המחויבים מידי חודש בחודשו. סכום הפיצוי ישולם תוך 30 ימים מיום קבלת דרישת החברה בכתב.

האמור לעיל, אין בו כדי לפגוע ו/או לגרוע מכל זכות של החברה, לרבות זכותה לקבל את הפיצוי המפורט בסעיף קטן זה דלעי,ל אף אם בפועל הוציאה החברה לשוכר דרישה ו/או חשבונית לתשלום דמי שכירות.

בנוסף אין באמור בסעיף קטן זה דלעיל לפגוע ו/או לגרוע מזכותה של החברה לדרוש את פינויו של המושכר. האמור בסעיף זה גובר על כל הוראה אחרת בהסכם זה.

להסרת ספק, חיובו של השוכר כמפורט בפסקה זו, יחול גם לאחר תום תקופת השכירות ועד הפינוי בפועל של המושכר.

(ו) עם תום תוקפו של הסכם זה, ו/או אם יבוטל הסכם זה על ידי החברה כדין עקב הפרתו היסודית ע"י השוכר ו/או אם יינתן פסק דין שלא עוכב ביצועו לפינויו של השוכר מהמושכר, והשוכר לא יפנה באופן מיידי את המושכר, תהיה החברה רשאית לעשות שימוש בערבות הבנקאית המוזכרת בסעיף 5 לעיל, ואשר טרם הוצגו לפירעון עד להודעת הביטול של הסכם השכירות, ו/או מתן פסק דין של פינוי, וזאת לשם כיסוי חלקי של דמי השכירות והפיצוי כמפורט לעיל שיגיעו לחברה בגין התקופה שמיום ביטול ההסכם כאמור או מתן פסק הדין, ועד לפינויו בפועל של המושכר. לא יעשה שימוש בערבות הבנקאית אלא לאחר שהחברה נתנה לשוכר הודעה בכתב על כוונתה לממש את הערבות הבנקאית והשוכר לא תיקן את ההפרה בתוך 14 יום ממועד קבלת ההודעה.

אין באמור בפסקה זו משום ויתור על כל זכות מזכויותיה של החברה כלפי השוכר על פי הסכם זה או על פי הדין, או משום מתן היתר לשוכר לעשות שימוש במושכר לאחר ביטול הסכם השכירות או מתן פסק דין של פינוי כאמור.

ביטולו של הסכם זה בהתאם להוראות סעיף 20 להלן אין בו כדי לפגוע בהתחייבויות השוכר על פי האמור בסעיף זה דלעיל.

(ז) נוסף לאמור בס"ק (ד) לעיל ישמשו הבטוחות הנ"ל להבטחת סילוק כל חובות השוכר לוועדה המקומית לתכנון ובניה ו / או לרשות המקומית.

19. <u>חובת השוכר לבצע תשלומים</u>

השוכר חייב לשלם לחברה את מלוא דמי השכירות ואת כל התשלומים האחרים שהתחייב לשלמם על פי הסכם זה, בין אם עשה שימוש במושכר ובין אם לאו, למעט במקרה בו אי השימוש נובע מסיבות התלויות בחברה ו/או הנמצאות בשליטתה ו/או אירועים בגינם פטור השוכר מתשלום דמי שכירות כאמור בסעיף 10 (ב) לעיל.

20. <u>ביטול ההסכם</u>

(א) הצדדים מסכימים כי החברה רשאית להביא הסכם זה לידי סיום בהתקיים אחד מהמקרים המפורטים להלן:

(1) אם ניתן צו כינוס נכסים ו/או הקפאת הליכים נגד השוכר, או אם השוכר הגיע להסדר עם נושיו ואלו לא בוטלו בתוך 60 ימים.

(2) אם ניתן פסק דין לפירוק קבוע או זמני של השוכר אשר לא בוטל בתוך 60 ימים.

(3) אם מונה כונס נכסים או עיקול על כל נכסי השוכר, או חלק מהותי מהם ומינוי זה לא בוטל תוך 60 יום.

(ב) בנוסף לכל סעד שהחברה תהיה רשאית לתבוע על פי הסכם זה ו/או על פי הדין ובלי לפגוע בכלליות האמור לעיל, תהיה החברה רשאית להביא לביטולו של הסכם זה, לאחר מתן הודעה בכתב של 30 יום לתיקון ההפרה, במקרים המפורטים להלן:

(1) אי מסירת הערבות הבנקאית כמפורט בס' 5 להסכם.

(2) שימוש במושכר שלא בהתאם למפורט בסעיף 7.

(3) העברת זכויות השוכר במושכר לאחר, בניגוד להוראות סעיף 17 לעיל.

(4)   אי תשלום כל סכום שהשוכר חייב בתשלומו לחברה או לחברת הניהול.

(ג)   בוטל ההסכם כדין, או הודיעה החברה על ביטולו בהתאם לאמור בהסכם זה, יפנה השוכר את המושכר תוך 30 יום מיום קבלת ההודעה.

(ד)   אין בהוראות סעיף זה כדי לגרוע מזכויות החברה על פי הסכם זה או על פי הדין.

(ה)   פונה השוכר מהמושכר בגין האמור בס״ק (א) או (ב) כדלעיל, לא יהיה זכאי השוכר לכל פיצוי ו/או תשלום מכל סיבה שהיא מהחברה.

21.   <u>פירעון חובות השוכר</u>

(א)   אם החברה תהיה חייבת לשלם במקום השוכר כל סכום בקשר למושכר, שתשלומו חל על השוכר על פי הסכם זה או על פי הדין - תודיע החברה לשוכר בכתב על כוונתה לפרוע סכום כאמור במקום השוכר 30 יום לפני פירעונו.

(ב)   השוכר יחזיר לחברה כל סכום ששולם על ידי החברה כאמור, תוך 7 ימים מיום הידרשו לעשות כך, בצירוף ריבית והצמדה כמפורט בסעיף 25 להלן, מיום משלוח הדרישה ועד התשלום בפועל, וכנגד הצגת אסמכתאות.

22.   <u>מסים, אגרות והיטלים</u>

(א)   כל המסים, האגרות וההיטלים הממשלתיים ו/או העירוניים ו/או אחרים ותשלומים אחרים מכל סוג או מין שהוא, הקשורים לניהול עסקו של השוכר ו/או החלים על פי טיבם על מחזיק במושכר (להבדיל מבעלים) ו/או אשר יחולו על השוכר במשך תקופת השכירות, ישולמו על ידי השוכר. חלקו של השוכר במסי הרכוש המשותף, ייקבע ע״י החברה באופן יחסי של שטח המושכר לעומת שטח הבניין.

(ב)   השוכר לא יהיה רשאי לבקש פטור מארנונה לנכס ריק בגין המושכר ו/או חלקו בתקופת השכירות. היה והשוכר יבקש ויקבל פטור כאמור הוא יהיה חייב לפצות את החברה בגין מלוא סכום הארנונה שלא שולם על ידו כאמור וזאת מיידית עם דרישת החברה.

(ג)   אם לאחר חתימת הסכם זה, תחויב החברה מכח הדין, כבעלים ו/או כחוכרת, לשלם בגין המושכר ארנונה לרשות המקומית, מסכים בזאת השוכר להחזיר לחברה את סכומי הארנונה שיוטלו כאמור על החברה (להלן : **"סכומי החזר הארנונה"**). סכומי החזר הארנונה ישולמו ע״י השוכר לחברה בתוך 14 ימים מיום קבלת דרישת התשלום בצירוף העתק החשבון הרלוונטי.

החברה תהיה רשאית להשתמש בביטחונות שהעמיד השוכר בכדי לחייב השוכר, בסכומי ההחזר. סכומי החזר הארנונה יחשבו לכל דבר ועניין כדמי שכירות בהתאם להסכם זה.

23.   <u>חוק הגנת הדייר</u>

הצדדים מצהירים בזאת כי בגין השכירות על פי הסכם זה לא שילם השוכר לחברה דמי מפתח, בין במישרין ובין בעקיפין, ואין הוא דייר מוגן על פי חוק הגנת הדייר (נוסח משולב) תשל״ב - 1972 ו/או כל חוק שיבוא במקומו (להלן : **"חוק הגנת הדייר"**). במקרה שהשוכר יבצע עבודות במושכר על חשבונו לא תיחשבנה עבודות אלה, בשום אופן, כתשלום דמי מפתח והשוכר לא ייחשב כדייר מוגן בהתאם לחוק הגנת הדייר.

24.   <u>הוצאות ההסכם</u>

כל צד יישא בכל ההוצאות הקשורות בחתימתו של הסכם זה, לרבות שכ״ט עורך דינו של אותו צד.

25.   <u>הצמדה וריבית</u>

מוסכם על ידי הצדדים כי בגין כל סכום שהשוכר לא יפרע במועדו (להלן - **"הסכום שבפיגור"**) יהיה השוכר חייב לשלם לחברה, בנוסף לסכום שבפיגור, הפרשי הצמדה, שדרך חישובם מפורטת בסעיף 3 (א) לעיל ובשינויים המחויבים (הסכום שבפיגור, בתוספת הפרשי ההצמדה, יכונה להלן : **"החוב המשוערך"**). החוב המשוערך ישא ריבית בשיעור הריבית שיהיה נהוג בבנק לאומי לישראל בע״מ עבור משיכות יתר חריגות בחשבון חח״ד במועד התשלום בפועל (להלן : **"הריבית השנתית"**), מיום היווצרות החוב ועד היום שבו בוצע התשלום בפועל. איחור של עד 7 ימים בביצוע תשלום כלשהו לא יהווה איחור לעניין סעיף זה ולא יחויב בהפרשי הצמדה וריבית.

כל תשלום ששולם על ידי השוכר לחברה בגין חוב שבפיגור יפוצל וייזקף באופן יחסי כנגד מרכיבי החוב שבפיגור דהיינו, מרכיב הריבית השנתית, מרכיב הפרשי ההצמדה ומרכיב הסכום שבפיגור.

26. <u>מס ערך מוסף</u>

כל סכום שצד כלשהו חייב בתשלומו או בהפקדתו על-פי הסכם זה, יישא מס ערך מוסף בהתאם לשיעורו החוקי ביום התשלום או ההפקדה וישולם ע"י הצד החייב בתשלום. הצדדים מסכימים כי הצדדים יהיו רשאים לעגל את הסכומים שהם חייבים בתשלומם או הפקדתם על פי הסכם זה או על פי הדין, לשקל החדש השלם הקרוב ביותר. תשלום מס ערך מוסף יהיה במועד שנקבע לביצוע כל תשלום או הפקדה מהתשלומים או ההפקדות המפורטים בהסכם זה, וכנגד חשבונית מס כדין.

27. <u>סמכות שיפוט</u>

מוסכם על הצדדים כי הדין הישראלי ובית המשפט המוסמך במחוז לוד נבחרו על ידם כדין וכמקום השיפוט הבלעדי לכל עניין הקשור ו/או הנובע מהסכם זה.

28. <u>קיום דינים</u>

הצדדים יקיימו הוראות כל דין בקשר למושכר ולשימוש בו.

29. <u>אי-קיזוז תשלומים</u>

הצדדים מסכימים כי לא תעמוד להם זכות קיזוז כלשהי בגין הסכומים שהם חייבים לחברה ו/או לשוכר ו/או לצדדים שלישיים על פי הסכם זה, ואלו לא יהיו ברי קיזוז. להסרת כל ספק, בכל מקום בו תהיה לצד להסכם טענה ו/או תביעה כנגד הצד השני, הוא לא יהיה רשאי לקזז את סכום הדרישה ו/או התביעה, אך יהיה רשאי לנגיש תביעה כנגד הצד השני.

30. <u>שמירה</u>

השוכר מצהיר בזה כי ידוע לו כי החברה, בין בעצמה ובין באמצעות חברת הניהול, אינה מתחייבת לקיים שמירה ו/או אמצעי ביטחון אחרים בבניין ו / או בחניון ואם תעשה כן, אין בכך כדי ליצור כל התחייבות או חבות כלפי השוכר. כן, מוסכם במפורש כי חוק השומרים התשכ"ז – 1967 אינו חל על הסכם זה ו/או על תוספת 1. מובהר כי חברת הניהול אינה מתכוונת להעניק שירותי שמירה בבניין.

31. <u>שינוי בהסכם</u>

כל שינוי בתנאי הסכם זה או ויתור על זכויות החברה ו/או השוכר על פיו, יהיו אך ורק בכתב בחתימת שני הצדדים להסכם זה.

32. <u>הסכם ניהול</u>

יחד עם הסכם שכירות זה וכחלק בלתי נפרד ממנו יחתום השוכר על הסכם ניהול המצ"ב כ**<u>נספח 5</u>** (להלן ולעיל: "**הסכם הניהול**").

33. <u>כח עליון</u>

הצדדים להסכם זה מצהירים ומתחייבים כי הם לא ייחשבו כמי שמפרים חוזה זה או שלא קיימו תנאי מתנאיו והצד השני להסכם לא יהיה זכאי לסעד כלשהוא כלפיהם, אם הסיבה להפרת החוזה או לאי קיום התנאי נבעה מנסיבות שלצד המאחר אין שליטה עליהם, לרבות בשל שריפה, התפוצצות, אסון טבע, שביתה, מלחמה, פעולות טרור, מצב חרום או צווי הפסקת עבודות מטעם הרשויות ואש חרף מאמציו הסבירים לא היה ביכולתו לעמוד בהתחייבויותיו לפי הסכם זה. במקרה כזה יודיע הצד המאחר לצמד השני אודות העיכוב הצפוי, בצירוף פירוט של הפעולות שנקט.

34. <u>מסירת הודעות</u>

כל הודעה שעל הצדדים להסכם זה למסור זה לזה יראוה כאילו נמסרה בתום יום עסקים אחד מעת מסירתה באי-מייל או במועד קבלת מענה חזרה (שאינו אוטומטי) באימייל מהנמען, לפי המוקדם מבין 2 המועדים או במועד מסירתה במקרה של מסירה ידנית.

מסירת הודעה במושכר לידי השוכר או עובדו, תחשב כמסירה כדין לשוכר.

מענם של הצדדים כמפורט בהסכם זה יחשב גם כמענם לצורך מסירת כתבי בית דין.

ולראיה באו הצדדים על החתום:

<table>
<tr><td>"SIGNED"</td><td></td><td>"SIGNED"</td></tr>
<tr><td>_____</td><td></td><td>_____</td></tr>
<tr><td>**השוכר**</td><td></td><td>**החברה**</td></tr>
</table>

נספח 1

(סעיף 1 (ד) בהסכם השכירות)

תשריט המושכר

קומת ייצור ראשית :

משרד בקומה 2 :

שירותי הנהלה בקומה 2 :

חדר אוכל בקומה 2 :

משרד בקומה 1 :

חדר אוכל בקומה 0 :

שירותים בקומה 0 :

קומת שוגארט :

סככה :

חניות :

חדר ישיבות :

נספח 2

(סעיף 3 (א) בהסכם השכירות)

טבלת דמי שכירות

סעיף	פירוט	סכום בש"ח	הערות
שכר דירה	שכד בסיסי על שטח המפעל {1000 מטר}	45,000	צמוד למדד
	שכר דירה משרדים קומה 1	8,500	ארכיון כולל חשמל ארנונה מיזוג וכו'
	שכר דירה משרדים קומה 2	5,000.00	משרד צחי + אילנה כולל חשמל ארנונה - וכו'
גלריות	גלריה מעל שטח המפעל	500	4 מדפים
	גלריה מחוץ למבנה	4,500	
חניות	הקצאת מספר חניות	3,000	סה"כ 6 חניות
שוגארט	קומת ייצור	20,000	מיקסר+חדר אחסנת ציוד+רצפת מפעל+משרדים כולל חשמל ארנונה וכו'
	נקיון שוגארט	875	השתתפות 50%
רשיון יצרן	שימוש ברשיון יצרן שוגארט	7,500	
	כשרות - רבנות	500	אגרה+משגיח (50%)
צח	רמפות העמסה, שירותי מלגזה, שימוש במחסן צח	1,500	
הוצאות כלליות	השתתפות בהוצאות תחזוקת בניין כלליות 12%	2,500	פירוט בטבלה הרצ"ב
שירותי ניהול	שירותי ניהול כללי	1,500	

הוצאות משתנות	שימוש בחדר ישיבות - שעתי	250	לשעה, מותנה בהזמנה מראש ותיאום עם אורי/יניב
	אחסנת משטחים	90	המחיר הוא למשטח לחודש
	ניקוי חדר מיקסר	100	

נספח 3 (סעיף 5(א) (1))

ערבות בנקאית

תאריך : [_]

לכבוד
צח ייבוא ושיווק חומרי ניקוי וכלים חד פעמיים בע״מ

א.ג.נ.,

הנדון : **כתב ערבות מספר להסכם עם**

הננו ערבים בזאת כלפיכם לסילוק כל סכום שתידרשו מאתנו עד לסך כולל של 210,750 שקלים חדשים (מאתים ואחד אלף שבע מאות וחמישים ש״ח) (להלן-״קרן הערבות״), בצירוף הפרשי הצמדה כמפורט להלן, המגיע או שיגיע לכם מאת ביוהרווסט בע״מ (שייקרא להלן - ״החייב״).

אנו נשלם לכם מדי פעם, תוך שבעה ימים מיום קבלת דרישתכם, בכתב, כל סכום של קרן הערבות שצוין בדרישתכם הנ״ל, בתוספת הפרשי הצמדה שחישובם ייעשה כלהלן, וזאת מבלי שתהיו חייבים לבסס את דרישתכם או לדרוש תחילה את סילוק הסכום האמור מאת החייב ובתנאי שהסכום הכולל שנשלם לכם על פי ערבותנו זו לא יעלה על סכום קרן הערבות בתוספת הפרשי הצמדה.

לגבי ערבות זו:

מדד - משמעו מדד המחירים לצרכן, כולל ירקות ופירות, המתפרסם ע״י הלשכה המרכזית לסטטיסטיקה. באם יוחלף בסיס המדד או באם תוחלף שיטת חישובו ועריכתו או באם יפורסם ע״י גוף אחר במקום הלשכה הנ״ל, תעשה החברה את חישוב עלית המדד לצורכי סעיף זה, תוך התחשבות בשינויים הנ״ל.

מדד יסודי - המדד הידוע ביום 15.10.24 דהיינו 108.6 נקודות.

מדד חדש - המדד האחרון שיהיה ידוע ביום קבלת דרישתכם בבנק.

הפרשי הצמדה - ההפרש שבין המדד החדש לבין המדד היסודי, מחולק במדד היסודי ומוכפל בקרן הערבות.

ערבותנו זו תוקטן מאליה מדי פעם, בגובה סכום הדרישה ששולמה - ללא הפרשי הצמדה - אשר יופחת מהסכום הכולל של קרן הערבות ובתנאי שהסכום הכולל על פי הדרישה - ללא הפרשי הצמדה - לא יעלה על הסכום הכולל של קרן הערבות.

ערבות זו אינה מותנית בתנאי כלשהו ואינה מותנית בתוקף החבות של החייב כלפיכם.

ערבות זו תישאר בתוקף עד ליום 31.12.2025 ועד בכלל, ותוארך מאליה מדי פעם לתקופה נוספת של 6 חודשים אלא אם כן תודיעו לנו בכתב כי ערבו זו בטלה או אם נשלם לכם את סכום הערבות. כל דרישה על פי כתב ערבות זה צריכה להגיע בכתב לידי הסניף החי״מ שמענו הוא : _____ .

דרישה שתגיע לאחר התאריך האמור לא תיענה.

ערבותנו זו אינה ניתנת להסבה או להעברה.

בכבוד רב,

_____

_____

נספח 4
(סעיף 10(ד) בהסכם השכירות)

תקנון תפעולי

1. **מבוא - מטרת התקנון**

התקנון דלהלן כולל הוראות החלות על כל דיירי הבניין וההוראות שבו הן בבחינת הרחבה לסעיפים שבהסכם השכירות על נספחיו.

כ ל ל י

1. השוכר ימנע מלעשות כל מעשה, פעולה או מחדל העלולים בצורה זו או אחרת לגרום :

   1.1 נזק, אובדן או פגיעה לרכוש החברה ובכלל זה לרכוש המשותף ו/או לרכושם של משתמשים או שוכרים אחרים בבניין.

   1.2 סיכון לפגיעה בגוף ו/או רכוש של כל אדם מקרב ציבור המשתמשים בבניין, לרבות כל מבקר או לקוח מבין הקהל הרחב.

   1.3 מטרד או הפרעה אחרת מכל סוג שהוא לרבות הקמת רעש ו/או הכרזה ברמקול ו/או צורת פרסום העולים על מידת הסביר ומהווים "מטרד", כהגדרתו בדין.

   1.4 מבלי לפגוע בכלליות האמור, ימנע השוכר מגרימת רעש ו/או ריחות בלתי סבירים במסגרת ניהול עסקו במושכר ולא יתיר לאחר לגרום רעש ו/או ריח כאמור משטח המושכר.

   עם דרישת החברה יפסיק ו/או יסיר השוכר לאלתר כל מפגע ו/או מטרד כאמור.

   לא נענה השוכר לדרישת החברה, הרשות בידה לגרום להפסקת/הסרת המפגע ו/או המטרד.

2. החברה תקבע את שעות הפעילות בבניין. החברה תהיה רשאית לשנות את שעות הפעילות בבניין. למרות האמור מובהר כי לשוכר תתאפשר גישה למושכר ושימוש בו 24 שעות ביממה 7 ימים בשבוע. במידה והשוכר ירצה להפעיל את עסקו במושכר במשמרת לילה, יממן השוכר מאבטח עבור החברה (על פי בחירת החברה) על חשבונו של השוכר.

3. התקנון יהיה כפוף להסכם השכירות במובן זה שלכל המונחים בו תינתן משמעותם לפי הסכם השכירות ובכל מקרה של אי התאמה בין הוראותיו להוראת הסכם השכירות תגברנה האחרונות, אלא אם באו הוראותיו של התקנון להוסיף על הוראות הסכם השכירות.

4. הוראות התקנון הניהולי באות להוסיף על הוראות הסכם הניהול.

2. **פרוט התקנון**

ניקיון וסילוק אשפה

   2.1.1 השוכר מתחייב להחזיק את המושכר במצב מסודר ולשמור על ניקיון פנים המושכר. השוכר לא ישאיר כל פסולת או אשפה או כל חפץ בשטחי הרכוש המשותף ויפנה כל פסולת או אשפה שלו למקום המיועד לכך.

   2.1.2 מכולת אשפה ו/או דחסנית תוצבנה במקומות מוגדרים, עליהם תחליט החברה. פינוי אשפה של השוכר למכולות יהיה באחריות השוכר.

   השוכר יפנה את האשפה בשקיות פלסטיק סגורות אל מכולות האשפה.

סוג מכולת האשפה, מיקומה ושעות הפינוי יקבעו על ידי החברה.

2.1.3 חל איסור מוחלט לבצע השמדת פסולת מכל סוג שהוא בדרך של העלאה באש או החדרת הפסולת למערכת הביוב, או הטמנת הפסולת באדמה.

2.1.4 השוכר לא יחזיק כל סחורות, אריזות מכל מין וסוג שהוא, חפצים, כלים, ציוד ומתקנים בשטחי הרכוש המשותף.

2.1.5 הרשות בידי החברה לסלק לאחר מתן התראה בת 2 ימי עסקים (אלא אם הדבר מהווה מפגע בטיחותי) כל חפץ, כלי, ציוד או כל דבר אחר אשר ימצא מחוץ לשטח המושכר ואשר יהווה לדעתה מטרד ולחייב את השוכר בהוצאות הכרוכות בסילוק המטרד.

2.2 <u>טעינה ופריקה</u>

2.2.1 עבודות טעינה ופריקה יבוצעו ע״י השוכר בתוך שטח המושכר או במקומות שהוגדרו ע״י החברה.

2.2.2 השוכר אינו רשאי להשתמש ו/או לאחסן ו/או להציג ציוד, מתקנים ו/או חפצים מחוץ למושכר, אלא באישור החברה מראש.

2.3 <u>תאורה ציבורית ומיזוג אוויר</u>

2.3.1 החברה אחראית לאחזקת מערכות החשמל.

2.3.2 התאורה תופעל באופן ובשעות, לפי קביעת החברה אולם כן תתאפשר תאורה במושכר ובדרכי הגישה אליו 24 שעות ביממה 7 ימים בשבוע, ללא תוספת תשלום.

2.3.3 מיזוג האוויר המרכזי ברכוש המשותף יופעל באופן ובשעות לפי קביעות החברה אולם כן יתאפשר מיזוג אוויר במושכר 24 שעות ביממה 7 ימים בשבוע, ללא תוספת תשלום.

2.4 <u>כניסה לבניין</u>

לשוכר לא תהיה אפשרות לפתוח או להיכנס לבניין הראשי. כל כניסה ויציאה מהבניין יתואמו עם החברה מבעוד מועד לרבות כניסה ויציאה מחוץ לשעות הפעילות הרגילות.

2.5 <u>הוראות בטיחות ואקולוגיה</u>

2.5.1 אסורה הכנסת מיכלי גז לבעירה לתוך הבניין ו/או המושכר, אלא באישור החברה מראש ובכתב.

2.5.2 אין לאחסן ממיסים, כימיקלים וחומרים דליקים ללא אישור כנ״ל.

2.5.3 החברה רשאית לאסור הכנסת ציוד, מתקנים, חומרים וכיו״ב, אשר לדעתה אינם בטיחותיים, לתוך שטח הבניין ו/או המושכר.

2.5.4 חל איסור להזרים שפכים מסוכנים ו/או שומנים ו/או מוצקים למערכת הביוב. השוכר ידאג לטיהור שפכים או לסילוקם מהבניין במיכלים או בדרך אחרת, שתתואם עם החברה.

2.5.5 חל איסור להציב כל חפץ במדרגות ובחדרי המדרגות ובמקלטים.

2.5.6 חל איסור להפריע ו/או לחסום גישה לדלתות חירום (על ידי העמדת חפצים וציוד).

2.5.7 על השוכר ללמוד את מיקום נקודות כיבוי האש בקרבת המושכר.

2.6 <u>התקנת מערכות אלקטרו-מכניות</u>

2.6.1 כל התקנת אנטנה ו/או מערכות אלקטרו-מכניות (מזוג אוויר, חשמל, אוויר דחוס, גז, אזעקות גלאי עשן ואש וכדומה) במושכר חייבת בקבלת אישור מהחברה, מראש ובכתב. השוכר ימציא לחברה תכניות שתראינה את אופן ההתחברות למערכות המרכזיות ואת תוואי ומיקום כל מרכיבי המערכות.

2.6.2 מערכות החשמל, מיזוג האוויר, כיבוי אש וכל המערכות האחרות אשר נמצאות בתוך המושכר תתוחזקנה על ידי השוכר ועל חשבונו.

2.7 <u>כיבוי אש</u>

כל שוכר יצייד את המושכר בציוד כבוי אש ויפעל בהתאם לדרישות מכבי אש והוראותיו כפי שידרשו ממנו מפעם לפעם.

2.8 <u>חירום ואש</u>

2.8.1 על כל תקלה בבניין, במושכר, במערכות, או אירוע יוצא דופן אחר, יש להודיע מיד לחברה.

2.8.2 על כל דליקה, או עשן, יש להודיע למכבי אש ובמקביל לחברה.

2.8.3 אין לחסום הגישה למקלט או לממ״ק על ידי העמדת ציוד.

2.8.4 כל שוכר אחראי שעובדיו ידעו את דרכי הגישה למקלט/לממ״ק ודרכי מילוט.

2.8.5 על השוכר ללמוד את מיקום נקודות כבוי אש בקרבת המושכר שלו.

2.8.6 שוכר המתקין מערכת אזעקה, חייב לקבל אישור לכך מהחברה.

2.8.7 <u>טלפונים לחירום</u> :
משטרה   100
מגן דוד אדום   101
מכבי אש   102
מספרי הטלפונים המפורטים לעיל נכונים ליום החתימה על הסכם השכירות.
השוכר מתחייב לעדכן את מספרי הטלפונים הנ״ל ולהיות מיודע, בכל עת, במספרי הטלפונים המעודכנים.

2.9 <u>ש ו נ ו ת</u>
ביצוע עבודה כלשהי על ובתוך קירות המושכר והבניין תותר רק על פי אישור החברה מראש ובכתב.

2.10 <u>בטיחות בעבודה</u>

באחריות השוכר לדאוג לבטיחות העבודה ובכלל אלו :
1.   הדרכות בטיחות והסמכות (כולל עבודה בגובה).
2.   בדיקות סביבתיות תעסוקתיות בחשיפה לחומרים ורעש.
3.   חירום.
4.   עזרה ראשונה.
5.   בדיקות תקופתיות לציוד ולמכונות (בודק מוסמך).
6.   בדיקות רפואיות.

7.   ועדת בטיחות.

2.11   <u>רישוי</u>

באחריות השוכר לדאוג לאישורים מול הגורמים הרגולטוריים כדלקמן :

1.   משרד העבודה (כולל בטיחות בעבודה).
2.   רישוי עסקים.
3.   המשרד להגנת הסביבה (היתר רעלים).
4.   משרד הבריאות (רישיון עסק ו/ או רישיון לייצור מזון).

2.11   <u>שימושים במושכר</u>

1.רצפת הייצור בקומה 2 ;
2.משרד בקומה 2 - מוגבל לאדם אחד ;
3.שירותים בקומה 2 - מוגבל להנהלה הבכירה של השוכר ולעובדי המשרד בקומה 1 ;
4.חדר אוכל בקומה 2 (לצרכיי אכילה בלבד) - מוגבל להנהלה הבכירה של השוכר ולעובדי המשרד בקומה 1 ;
5.משרד בקומה 1 - מוגבל ל-8 אנשים ב open space - ;
6.שירותים בקומה 0 – ישמש את עובדי הייצור של השוכרת ;
7.חדר אוכל בקומה 0 – ישמש את עובדי הייצור של השוכרת בין השעות 00 :14-30 :12 ;
8.סככה חיצונית - נבנתה ללא היתר, כל הוצאה שתידרש להוצאת היתר תשולם ע״י השוכרת, לרבות מיסי עירייה וכל הוצאה אחרת.
9.חמש חניות : מורשים להיכנס למתחם רכבים קבועים שרק להם תהיה גישה למחסום. במידה וכמות החניות המורשות מלאה, יתר העובדים גם אם הם מורשים יחנו מחוץ לבניין.
10.קומה 0 – עובדי הייצור רשאים להשתמש בשירותים, חדרי האוכל, ושימוש בשטחים משותפים כמפורט בתשריט.
11.חדר מיקסר – שימוש משותף על פי לוח ימים / שעות אשר יקבע מראש בין הצדדים.
12.ציוד משרדי : יירכש ע״י השוכרת. לא ייעשה שימוש של ציוד משרדי לרבות דיו למדפסות של החברה על ידי השוכרת.
13.רשת אינטרנט – לשוכרת תהיה רשת אינטרנט + WIFI נפרדת מזו של החברה.
14.חדרי ישיבות של החברה בקומה 2 - מראש בתיאום עם אורי/יניב. יחויב בסך 250 ₪ + מע״מ לשעה. תנאי תשלום : ש+10.
15.זכות וטו למנכ״ל החברה לעניין הרחקת עובד השוכרת לפי שיקול דעתו הבלעדי.
16.הגבלת כמות עובדים – כמות עבדו ייצור תוגבל ל15 במשמרת. כמות עובדים נלווים תוגבל ל - 12 במשמרת.

2.12   <u>שעות העבודה</u>

א.הבניין יהיה פתוח כל יום בין השעות 30 :07 ועד 30 :16
ב.כל המצאות של עובדי השוכר מחוץ לשעות אלה בבניין דורש הודעה אולם יתאפשר 24/7.
ג.הגעת עובד ביום שישי תתואם מראש ובהסכמת החברה

ד. לא תותר קבלת/הוצאת סחורה מעבר לשעות העבודה ללא תיאום מראש.

ה. משמרות לילה – יש לתאם מראש

ו. בזמן משמרת הלילה עובדי השוכר יוכלו להימצא רק בשטחי רצפת הייצור, חדר האוכל
והשירותים שבקומה 0.

ז. בזמן משמרת הלילה שער הבניין הראשי יהיה סגור ולא תינתן אפשרות לצאת ולהכנס
לבניין

2.13   <u>מיקסר</u>

א. מוסכם על הצדדים שלשוכר אפשרות להשתמש במיקסר לפחות יום אחד בשבוע.

ב. החברה תמסור את החדר לשוכר כשהוא עבר ניקיון יסודי

ג. השוכר יחזיר את החדר לחברה כשהוא עבר ניקיון יסודי

ד. על כל פעם שהחברה תנקה את החדר השוכר יחויב ב100 ₪ (בגין כל ניקוי)

ה. במידה ויהיה צורך לשוכר בכפוף ליכולת של החברה לתת יום נוסף – החברה תאפשר יום
עבודה נוסף במיקסר

<u>נספח 5</u>
(סעיף (32) בהסכם השכירות)

<u>הסכם ניהול</u>

שנערך ונחתם ביום 26 בנובמבר 2024

ב י ן : **צח ייבוא ושיווק חומרי ניקוי וכלים חד פעמיים בע"מ**
[TAX NUMBER REDACTED]
[ADDRESS REDACTED]
(להלן : "**החברה**")

לב י ן : **ביוהרווסט בע"מ**
[TAX NUMBER REDACTED]
[ADDRESS REDACTED
(להלן : "**שוכר**")

הואיל והשוכר והחברה (להלן : "**המשכיר**") חתמו על הסכם שכירות מיום 26.12.2024 ;

והואיל וחברת הניהול תעניק את שירותי הניהול בבניין לכל המשתמשים בו (להלן וביחד : "השוכרים") ;

והואיל והשוכר שכר את המושכר על פי הסכם השכירות ;

והואיל והשוכר מסכים לכך שהניהול, האחזקה והתפעול של הבניין יבוצע על ידי חברת הניהול והוא מתחייב לנהוג בהתאם לתנאי הסכם זה ולהשתתף בהוצאות הניהול כמפורט בו;

והואיל והסכם זה נועד להסדיר את ההתחייבויות ההדדיות בין הצדדים בכל הנוגע לניהול וביצוע השירותים בבניין;

<u>לפיכך הוצהר, הותנה והוסכם בין הצדדים כדלקמן:</u>

1. **<u>מבוא</u>**

1.1 המבוא להסכם זה, לרבות ההגדרות וההצהרות הכלולות בו, מהווים חלק בלתי נפרד הימנו.

1.2 כותרות הסעיפים בהסכם זה, באות לנוחיות קריאתו בלבד, ואינן חלק מההסכם.

2. **<u>הגדרות</u>**

בהעדר כוונה אחרת העולה מתוכן הכתוב, יהיו למונחים הבאים פירושים כדלהלן :

2.1 <u>"הרכוש המשותף"</u>

כל חלק מהבניין שחברת הניהול לא ייעדה אותו לשימוש ייחודי של השוכר ו/או של השוכרים, ובלי לגרוע מכלליות האמור לעיל :

2.1.1 כל חלקי הבניין לרבות מרתפים, מקלטים, מרחבים מוגנים, חדרי מכונות, חדרי חשמל, גגות, קירות חיצוניים, המסד, חדרי מדרגות, מעברים, כניסות, מעליות, חדרי אשפה, חצרות, גינות, מתקנים, דרכים, רמפות ומדרכות וכן יתר השטחים בבניין, חוץ מן החלקים שהושכרו.

2.1.2 מתקנים משותפים של מיזוג אוויר, מעליות, מערכות כיבוי אש משותפות, תאורה, צנרת מכל סוג שהוא למערכות משותפות, וכל יתר המתקנים המצויים בבניין ו/או משרתים אותו ו/או המשמשים אותו ואשר חברת הניהול ייעדה אותם לשימוש משותף על ידי משתמשי הבניין או על ידי חלקם, אפילו הם מצויים בתחומי השטחים הושכרו או השטחים הצמודים להם.

2.1.3 הרכוש המשותף כולל גם את השטחים והמערכות המשותפים.

2.2 <u>״השירותים״</u>

ניהול, הפעלה, תיקון, אחזקה, חידוש, ניקיון, בדק וכל פעולה אחרת הדרושה לשם שמירה והפעלה של הרכוש המשותף לרבות צנרת ומערכות מכניות ואחרות ו/או ביצוע של פעולות בבניין וכן מעליות, תאורה, גינון, ביטוח, קצין בטיחות, שירותי מוקד, הדברה, כיבוי אש, חשמל, מים, ו/או פעולות המשמשות או שנועדו לשמש או לשרת את משתמשי הבניין או חלקם. מבלי לגרוע מכלליות האמור לעיל, תהיה חברת הניהול רשאית, לפי שיקול דעתה, לנהל, לבצע, ליזום ולתת או להפסיק לתת או לבצע את השירותים המפורטים לעיל או חלק מהם וכן כל שירות אחר לפי בחירתה.

2.3 <u>״המועד הקובע״</u>

המועד כפי שנקבע בסעיף 7.1 להלן.

3. **<u>ניהול השירותים וביצועם</u>**

3.1 חברת הניהול מקבלת על עצמה את הניהול והביצוע הבלעדי של השירותים בבנין לתקופת ההסכם המפורטת בסעיף 7 להלן והשוכר מסכים לכך ומוסר לחברת הניהול את ניהול וביצוע השירותים, באופן בלעדי, לתקופת ההסכם. השוכר מתחייב שלא לבצע את השירותים כולם או חלקם, בעצמו או באמצעות אחרים.

3.2 חברת הניהול תהיה זכאית, מידי פעם, לפי שיקול דעתה, לקבוע את היקף השירותים, סוגם, טיבם, את החלק מהם אשר יסופק לבניין ו/או לרכוש משותף ו/או לחלקים מסוימים אחרים בהם, אם בכלל, את זמן ואופן הספקתם ותקופתם ובלבד שרמת השירותים לא תפחת מרמת שירותים של בניינים דומים באיזור.

3.3 ניהול וביצוע השירותים יעשה על ידי חברת הניהול בעצמה ו/או על ידי אחרים ו/או חלק בעצמה וחלק על ידי אחרים, הכל לפי שיקול דעתה של חברת הניהול. מבלי לגרוע מהאמור לעיל מוסכם בזה כי חברת הניהול תהיה רשאית להתקשר מפעם לפעם עם כל גוף אחר בהסכמים בדבר מתן שירותים לרבות שירותי אחזקה למערכות, מתקנים, שטחי הרכוש המשותף ושטחים אחרים בבניין, הכל בהתאם לכדאיות הכלכלית לחברת הניהול מחד ותוך הבטחת איכות השירות מאידך. אין ביצוע השירותים באמצעות גוף אחר ו/או במסגרת הסכם אחזקה כדי לגרוע מהתחייבויות חברת הניהול על פי הסכם, לרבות לעניין מתן השירותים ואיכותם.

4. **<u>עובדים</u>**

לצורך ניהול וביצוע השירותים, כמפורט בהסכם זה, תהיה רשאית חברת הניהול להעסיק עובדים טכניים, מקצועיים, מנהליים ואחרים לביצוע העבודות הכרוכות בניהול וביצוע השירותים וכן תהיה רשאית לנהל ולבצע את השירותים כולם או חלקם באמצעות קבלנים, קבלני משנה, נותני שירותים או בכל דרך אחרת כפי שיקבע על ידה, לרבות העסקה במשרה חלקית או מלאה, על פי חוזה מיוחד או בתנאים שתמצא לנכון לפי הצורך. אין בהעסקת עובדים כאמור כדי לגרוע מהתחייבויות חברת הניהול על פי הסכם, לרבות לעניין מתן השירותים ואיכותם.

5. **התחייבויות השוכר**

השוכר מתחייב בזאת:

5.1 להיות קשור עם חברת הניהול בכל העניינים הקשורים לניהול וביצוע השירותים לפי הסכם זה.

5.2 כי הוא והבאים מכוחו ומטעמו ישתפו פעולה עם חברת הניהול ויעזרו לה בכל המקרים ששיתוף פעולה או עזרה כזו ידרשו, כדי לאפשר את הניהול והביצוע הסדיר והטוב של השירותים.

5.3 להרשות לחברת הניהול ולבאים מכוחה להיכנס למושכר לאחר תיאום מראש לשם ביצוע פעולות הקשורות בניהול וביצוע השירותים, או לצורך ביצוע תיקונים שידרשו, ובין היתר, לפתוח קירות, רצפות, תקרות וחלקים אחרים, להחליף ולתקן אינסטלציה וצינורות ולהתחבר אליהם, לבצע כל פעולה שתהיה דרושה לפי שיקול דעת חברת הניהול, לשם מילוי התחייבויותיה בהסכם זה. בכל מקרה של פעולה כנ"ל תשתדל חברת הניהול כי ההפרעה לשוכר תהיה קטנה ככל האפשר וכי בהקדם האפשרי יוחזר מצב המושכר לקדמותו, ככל האפשר. כל עבודה כאמור תתואם, במידת האפשר מראש עם השוכר זמן סביר מראש ככל שניתן.

5.4 להודיע לחברת הניהול על כל תקלה, המחייבת פעולה מצד חברת הניהול, בשטחים שנמסרו לניהולה עפ"י הסכם זה. בנוסף יהיה השוכר חייב לדווח לחברת הניהול על כל תקלה שחובת תיקונה על השוכר ועל ביצוע התיקון ע"י השוכר.

6. **הוצאות ניהול וביצוע השירותים**

6.1 חברת הניהול תוציא את כל ההוצאות בקשר ולצורך ניהול וביצוע השירותים או תתחייב בתשלומם והכל על חשבון השוכר ושאר המשתמשים בבניין (להלן: "ההוצאות השוטפות").

6.2 מבלי לגרוע מכלליות האמור בס"ק 6.1 לעיל, ההוצאות השוטפות תכלולנה בין היתר את כל ההוצאות בגין העסקת עובדים, נותני שירותים למיניהם, יועצים ו/או קבלנים עצמאיים ו/או קבלני משנה, יועץ ביטוח, וכן הוצאות בגין חומרים, כלי עבודה, חלקי חילוף, ציוד למקלטים, לכיבוי שריפות ולמתקנים, והוצאות בגין ביטוחים, מסים, אגרות והיטלים עירוניים וממשלתיים החלים על הרכוש המשותף כהגדרתו בס' 2.1 לעיל, ככל שלא יוטלו ישירות על השוכר, לרבות הוצאות בגין חשמל, מים, טלפון, ביוב וסילוק אשפה.

6.3 השוכר מתחייב לשאת, החל מיום החתימה על הסכם זה בחלקו היחסי על פי האמור בס"ק 6.4- 6.8 להלן, בכל ההוצאות השוטפות הכרוכות בניהול וביצוע השירותים כפי שפורטו בס' 6.1 ו- 6.2 לעיל ובתוספת חלקו היחסי בדמי ניהול בשיעור של 1,500 ₪ לחודש (להלן "**דמי הניהול**"). ההוצאות השוטפות בתוספת דמי הניהול יכונו להלן לשם הקיצור "**ההוצאות**".

6.4 ההוצאות המתייחסות לכל השירותים של השטחים והמערכות המשותפים, כמפורט להלן, יחולקו בין שטח המושכר לכלל השטחים בבניין. חלקו של השוכר יהיה 12.5% מכלל ההוצאות. החלק היחסי הוא 12.5% זה לא נושא הפתוח לדיון.

6.5 על פי הקביעה האמורה יהיה חלקו של השוכר בכלל ההוצאות כפי שיקבע עפ"י ס' 6.4 וסע' 6.5 לעיל (חלקו של השוכר בכלל הוצאות יכונה להלן: "**סכום ההשתתפות**").

מוסכם בזה כי חברת הניהול תהיה רשאית לשנות, על פי שיקולים עניינים בלבד ובאישור רו"ח חברת הניהול, את "המפתח" לחלוקת ההוצאות ולקבוע יחס אחר בין שטחים בעלי אופי או שימוש שונים בבניין.

חברת הניהול תהיה רשאית לקבוע מקדם בו יוכפל שטח המושכר לצורך קביעת סכום ההשתתפות, בהתחשב בגודל שטח המושכר, אופי או סוג השימוש במושכר, שעות הפעילות במושכר ומידת השימוש של כל שוכר, כפי שיקבע ע"י חברת הניהול, ברכוש המשותף.

7. **תקופת ההסכם**

7.1 חברת הניהול מתחייבת לבצע ולנהל את השירותים החל ממועד מסירת המושכר לשוכר בהתאם להסכם השכירות (לעיל ולהלן: "היום הקובע") ועד לסיום תקופת השכירות או עד לביטול הסכם השכירות או הסכם זה.

7.2 כל שינוי בהוצאות, אם יידרש, הנובע מהפסקת שרות מהשירותים או מהשירותים הנוספים כמפורט לעיל, יקבע על ידי חברת הניהול על פי שיקול דעתה הבלעדי והשוכר ישא בכל תוספת להוצאות, או יזוכה בכל הפחתה של ההוצאות שתקבע כתוצאה מכך.

8. **<u>מס ערך מוסף</u>**

כל סכום שהשוכר חייב בתשלומו או בהפקדתו, על פי הסכם זה, ישא מס ערך מוסף בהתאם לשיעורו החוקי ביום התשלום או ההפקדה וישולם ע"י השוכר. הצדדים מסכימים כי חברת הניהול תהיה רשאית לעגל את הסכומים שהשוכר חייב בתשלומם או הפקדתם על פי הסכם זה, או על פי הדין , לשקל השלם הקרוב ביותר. תשלום מס ערך מוסף יהיה במועד שנקבע לביצוע כל תשלום או הפקדה מהתשלומים או ההפקדות המפורטים בהסכם זה, וכנגד חשבונית מס.

9. **<u>העברת הטיפול בניהול השירותים</u>**

אם תחליט חברת הניהול להעביר את הטיפול בניהול השירותים ובביצועם על כל הנובע מכך, לרבות כל זכויותיה וחובותיה על פי הסכם זה לצד ג', יהיה עליה לקבל מאת צד ג', לפני ההעברה, כתב על פיו יקבל צד ג' זה על עצמו את מילוי כל ההתחייבויות של חברת הניהול על פי הסכם זה. לשוכר לא תהיה במקרה כזה כל טענה ו/או דרישה ו/או תביעה כלפי חברת הניהול ובלבד שלא ייפגעו מלוא זכויותיו על פי הסכם זה ולא יוטלו עליו חיובים נוספים כתוצאה מכך.

10. **<u>פיגור בתשלומים</u>**

10.1 בכל מקרה שהשוכר לא ישלם בתוך 7 ימים תשלום כלשהו במועד תשלום כלשהו המגיע או שיגיע ממנו לחברת הניהול לפי הסכם זה ו/או אם יפר תנאי הסכם זה, תהיה חברת הניהול רשאית, מבלי לפגוע בזכותה לכל סעד חוקי אחר, לפי בחירתה היא, לנקוט באחד או יותר מן הדברים הבאים, ובלבד שחברת הניהול נתנה לשוכר הודעה בכתב 14 יום מראש על כוונתה כאמור, ובמהלך תקופה זו לא תוקנה ההפרה:

10.1.1 להפסיק בשלמות או באופן חלקי את ניהול וביצוע השירותים הניתנים לשוכר ובכלל זה לנתק את מערכות החשמל ו/ או המים.

10.1.2 לדרוש צו מניעה ו/או צו עשה.

10.1.3 לפעול בכל דרך אחרת הנתונה לה על פי הדין, לרבות ביטול הסכם זה, ביטול הסכם השכירות עם השוכר ופינוי השוכר מהמושכר.

10.2 מוסכם על ידי הצדדים כי בגין כל סכום שהשוכר לא יפרע בתוך 7 ימים ממועדו (להלן-"הסכום שבפיגור") יהיה השוכר חייב לשלם לחברת הניהול, בנוסף לסכום שבפיגור, ריבית בשיעור הריבית שיהיה נהוג בבנק לאומי לישראל בע"מ עבור משיכות יתר חריגות במועד התשלום בפועל בתוספת, הפרשי הצמדה, שדרך חישובם מפורטת להלן, או ריבית השווה לריבית חריגה בחשבונות חח"ד שתהיה נהוגה באותה עת בבנק לאומי לישראל בע"מ, הגבוה מבין השניים, וזאת החל מיום היווצרות החוב ועד ליום התשלום בפועל.

בסעיף זה:

מדד - משמעו מדד המחירים לצרכן, כולל ירקות ופירות, המתפרסם על ידי הלשכה המרכזית לסטטיסטיקה. באם יוחלף בסיס המדד או באם תוחלף שיטת חישובו ועריכתו, אם באם יפורסם על ידי גוף אחר במקום הלשכה הנ"ל, תעשה חברת הניהול את חישוב עלית המדד לצורכי סעיף זה, תוך התחשבות בשינויים הנ"ל.

מדד יסודי - המדד האחרון שפורסם לפני מועד פירעונו של כל סכום מהסכומים שהשוכר התחייב לשלמם כמפורט בהסכם זה ואשר לא שולם במועדו.

מדד חדש - המדד האחרון שיהיה ידוע במועד שבו בוצע התשלום בפועל.

הפרשי הצמדה - ההפרש שבין המדד החדש לבין המדד היסודי, מחולק במדד היסודי ומוכפל בסכום שבפיגור.

10.3 כל ההוצאות ו/או התשלומים שישולמו במישרין ע"י חברת הניהול עקב ו/או כתוצאה מהפיגור בתשלום ע"י השוכר, יחולו על השוכר וישאו הפרשי הצמדה וריבית מיום הוצאתם ועד לפרעונם בפועל, כפי שאלה חלים לענין הסכום שבפיגור עפ"י הסכם זה.

11. **<u>חובת השוכר לבצע תשלומים</u>**

סירובו או אי נכונותו של השוכר לקבל שרות כל שהוא ו/או רצונו להפסיק את הניהול וביצוע השירותים על ידי חברת הניהול ו/או אי שימוש של השוכר במושכר, לא ישחרר את השוכר מחובת תשלום סכום כלשהו שהשוכר חייב לשלמו לחברת הניהול עפ"י הסכם זה, לרבות סכום ההשתתפות המוערך המעודכן, סכום ההפרש וסכום לחידוש המעודכן, בהתאם לתנאי הסכם זה.

12. **<u>תקנון</u>**

חברת הניהול תהיה רשאית לקבוע ולפרסם, מעת לעת, הוראות ונוהלים בכל הקשור להבטחת ניהולו השוטף, התקין והמסודר של הבניין וזאת בכל דרך סבירה שתראה לה (להלן: "התקנון") וכן לפקח, לשמור ולהקפיד על ביצוע התקנון. התקנון יחייב את השוכר. השוכר מתחייב לקיים ולמלא בקפידה וללא סייג את התקנון ובלבד שידובר בהוראות סבירות ומקובלתו בבנייני משרדים דומים באיזור. השוכר מתחייב כי כל מי שיפעיל את המושכר מטעמו ו/או במקומו ימלא את התקנון, כאמור, אף הוא.

מבלי לגרוע מכלליות האמור לעיל, רשאית חברת הניהול לקבוע נוהלים והוראות בקשר להפעלת התאורה, הגבלות ו/או איסורים בדבר הצבת ו/או הצגת שלטים, לרבות שלטי פרסומת ו/או על גבי קירות המושכר ו/או מחוצה להם ו/או הוראות לגבי סוגי השלטים ולרבות הוראות לפיהן כל השלטים בבניין יהיו עפ"י עיצוב אחיד הכל לפי שיקול דעתה הבלעדי של חברת הניהול. הפרת התקנון ו/או הנוהלים וההוראות המתייחסים להפעלת התאורה ותאורת הפרסום כמפורט בסעיף זה כדלעיל תחשב כהפרת הוראות הסכם זה.

בלי לגרוע מהאמור בסע' זה לעיל ובלי לגרוע מהוראות התקנון הרי שהתקנון התפעולי (נספח ד' להסכם השכירות) מהווה גם חלק בלתי נפרד מהסכם זה.

13. **<u>חניון</u>**

השוכר מסכים כי לחברת הניהול, זכות לתחזק ולנהל באופן עצמאי ו/או באמצעות צד ג' את החניון, מתקניו, שירותיו ו/או את חלקי הרכוש המשותף המשמשים באופן ייחודי את החניון.

14. **<u>אי קיזוז תשלומים</u>**

הצדדים מסכימים כי הסכומים שהם חבים ו/או יהיו חייבים זה לזה בגין הסכם זה או מכל סיבה שהיא, לא יהיו ברי-קיזוז.

השוכר לא יהיה רשאי, מסיבה כלשהי, לעכב ביצוע תשלומים לחברת הניהול.

15. **<u>הוצאות ההסכם</u>**

כל צד יישא בהוצאות הייעוץ המשפטי בגין עריכת הסכם זה.

16. **<u>הפרה יסודית</u>**

מוסכם ע"י הצדדים כי שינוי מטרת השכירות המפורטת בהסכם השכירות ו/או הפרת ס' 4 של הסכם השכירות ו/או הפרת ס' 6 ו/או הפרת סעיף 17 של הסכם זה יחשבו כהפרה יסודית של הסכם זה ויזכו את הצד המקיים בביטול ההסכם לאחר מתן התראה בכתב ומראש של 14 יום, ובלבד שבתקופה זו לא תוקנה ההפרה.

17. **<u>כללי</u>**

17.1 מוסכם בין הצדדים כי הערבות הבנקאית שניתנה על ידי השוכר לחברה, בהתאם להסכם השכירות נועדה להבטיח גם את קיום התחייבויות השוכר על פי הסכם זה.

להסרת ספק זכותו של השוכר לקבל בחזרה בטוחה כלשהי שניתנה על ידו לחברת הניהול בהתאם להסכם השכירות כפופה גם לקיום מלוא התחייבויותיו עפ״י הסכם זה. האמור בסעיף זה בא להוסיף על האמור בהסכם השכירות.

17.2 (בוטל)

17.3 כל הוראות הסכם זה באות להוסיף ולא לגרוע מהוראות הסכם השכירות שנחתם בין חברת הניהול לבין השוכר.

17.4 הספקת חשמל, קריאת מונה החשמל, הוצאת החיוב לשוכר וגביית דמי החשמל יהיו כמפורט בתוספת 3 להסכם השכירות.

18. **מסירת הודעות**

כל הודעה שעל הצדדים להסכם זה למסור זה לזה תימסר באי-מייל.

ולראיה באו הצדדים על החתום במקום ובמועד דלעיל:

_____   _____

השוכר   חברת הניהול

נספח 6– ביטוח

מובהר כי אישורי הביטוח שיוצגו ע״י השוכר אינם באים לצמצם את התחייבויותיו על פי נספח זה, וכן כי המתכון התמציתי של אישורי הביטוח הינו כדי לאפשר למבטחי השוכר לעמוד בהנחיות הפיקוח על הביטוח לגבי נוסח אישורי ביטוח.

1.ביטוחים בתקופת העבודות במושכר (ככל ונערכות):

1.1. מבלי לגרוע מאחריות השוכר על פי הסכם זה ו/או על פי דין, לפני תחילת ביצוע עבודות שיפוץ/ התאמה/ שיפור במושכר, מתחייב השוכר לערוך ולקיים בעצמו ו/או באמצעות מי מטעמו ביטוח עבודות קבלניות על שם השוכר, קבלנים וקבלני משנה, המשכיר וחברת הניהול, המבטח את העבודות כמפורט באישור הביטוח המצורף להסכם זה והמהווה חלק בלתי נפרד הימנו והמסומן כנספח ״א׳1״ (״אישור עריכת ביטוח עבודות השוכר״), בתנאי ״ביט״ או נוסח אחר המקביל לו.

1.2. ללא צורך בכל דרישה מצד המשכיר, השוכר מתחייב להמציא לידי המשכיר לא יאוחר ממועד תחילת ביצוע עבודות במושכר את ״אישור עריכת ביטוח עבודות השוכר״, כשהוא חתום על ידי המבטח. השוכר מצהיר כי ידוע לו שהמצאת אישור עריכת ביטוח כאמור הינו תנאי מתלה ומקדמי לביצוע עבודות במושכר, והמשכיר יהיה רשאי למנוע מהשוכר ביצוע העבודות היה ואישור כאמור לא הומצא עד מועד זה.

1.3. גבולות האחריות בביטוח צד שלישי הנערך על ידי השוכר כאמור באישור עריכת ביטוח עבודות השוכר הינם בסכום השווה לסך של 4,000 ₪ כפול שטח המושכר במ״ר, אולם הסכום כאמור לא יפחת מ- 5,000,000 ₪ למקרה ולתקופת הביטוח.

2.ביטוחים בתקופת השכירות:

2.1. מבלי לגרוע מאחריות השוכר עפ״י הסכם זה ו/או על פי דין, מתחייב השוכר לערוך ולקיים למשך תוקפו של הסכם זה את הביטוחים המפורטים להלן ובאישור הביטוח המצורף להסכם זה והמהווה חלק בלתי נפרד הימנו והמסומן כנספח ״א׳2״ (״אישור עריכת ביטוחי השוכר״), בתנאי ״ביט״ או נוסח אחר המקביל לו:

2.1.1.ביטוח ״אש מורחב״ לכיסוי תכולת המושכר בערך כינון ו/או כל רכוש ו/או תכולה של השוכר, וכן כל תוספת ושיפור שנעשו למושכר ע״י השוכר באמצעות מי מטעמו, בערך כינון, מפני אבדן ו/או נזק עקב הסיכונים המבוטחים בביטוח אש מורחב לרבות: אש, עשן, ברק, התפוצצות, רעידת אדמה ונזקי טבע, סערה, סופה, שיטפון, נזקי נוזלים והתבקעות צינורות, פגיעה על ידי כלי רכב, פגיעה על-ידי כלי טיס, שביתות, פרעות, נזק בזדון, שבר זכוכית, פריצה, גניבה ושוד. הביטוח יכלול תנאי מפורש לפיו מבטחת השוכר מוותרת על זכות התחלוף כלפי המשכיר ו/או מי מטעמו ו/או כלפי בעלי זכויות אחרים במבנה, (אשר בביטוחיהם נכלל סעיף מקביל בדבר ויתור על תחלוף כלפי השוכר), למעט כלפי אדם שגרם לנזק בזדון. מוסכם כי כל תשלום בגין נזק למבנה המושכר ו/או שיפורים במושכר, יועברו למשכיר.

2.1.2.ביטוח אחריות כלפי צד שלישי המבטח את חבותו של השוכר בגין נזק העלול להיגרם לגוף ו/או לרכוש כל אדם או ישות שהיא, במשך תקופת השכירות. גובה גבולות האחריות לא יפחת מ-

5,000,000 ₪ למקרה ולתקופה. מוצהר כי הביטוח אינו כפוף לכל הגבלה בדבר חבות הנובעת מ-אש, עשן, התפוצצות, בהלה, מכשירי הרמה, פריקה וטעינה, מתקנים סניטריים פגומים, הרעלה, כל דבר מזיק במאכל או משקה, שביתות והשבתות, קבלנים, קבלני משנה ועובדיהם וכן תביעות תחלוף מצד המוסד לביטוח לאומי. הביטוח יורחב לשפות את המשכיר והבאים מטעמו בגין אחריות אשר עלולה להיות מוטלת עליהם עקב מעשי ו/או מחדלי השוכר ו/או הבאים מטעמו וזאת בכפוף לסעיף אחריות צולבת, לפיו ייחשב הביטוח כאילו נערך בנפרד עבור כל אחד מיחידי המבוטח.

2.1.3. ביטוח חבות מעבידים לכיסוי חבות השוכר כלפי כל המועסקים על-ידו (ככל ומועסקים), בגבול אחריות שלא יפחת מ- 20,000,000 ₪ למקרה ולתקופת ביטוח. ביטוח זה אינו כולל כל הגבלה בדבר שעות עבודה, קבלנים, קבלני משנה ועובדיהם, וכן בדבר העסקת נוער. הביטוח כאמור יורחב לשפות את המשכיר והבאים מטעמו במידה וייטען כי המשכיר נושא בחובות מעביד כלפי עובדי השוכר ו/או מטעמו.

2.1.4. ביטוח אבדן רווחים (דמי שכירות) עקב הסיכונים האמורים בסעיף 2.1.1 לעיל, לתקופת שיפוי שלא תפחת מ-12 חודשים. הביטוח כאמור יכלול תנאי מפורש לפיו מוותרת מבטחת השוכר על זכות התחלוף כלפי המשכיר ו/או מי מטעמו, ובלבד שהאמור בדבר הויתור כאמור לא יחול לטובת אדם שגרם לנזק בזדון, למעט אדם שגרם לנזק בזדון.

2.2. ללא צורך בכל דרישה מצד המשכיר, מתחייב השוכר להמציא לידי המשכיר, לא יאוחר ממועד כניסת השוכר במושכר ו/או לפני מועד הכנסת רכוש למושכר (המוקדם מבין המועדים), וכן כל עוד הסכם זה בתוקף, את אישור עריכת ביטוחי השוכר, כשהוא חתום על ידי המבטח למשך כל תקופת ההתקשרות. השוכר מצהיר כי ידוע לו שהמצאת אישור עריכת ביטוחי השוכר הינו תנאי מתלה ומקדמי לכניסת השוכר במושכר ו/או הכנסת נכסים כלשהם, והמשכיר יהיה רשאי למנוע פתיחת עסקו/ הכנסת רכוש למושכר, ככל והאישור לא הומצא כאמור.

2.3. מוסכם כי השוכר רשאי שלא לערוך ביטוח תכולה במלואו או בחלקו ו/או ביטוח אבדן הכנסות במלואו או כחלקו כמפורט בסעיפים 2.1.1 ו- 2.1.4 לעיל, ואולם האמור בסעיף 2.5 להלן יחול לגבי כל נזק לרכוש ו/או אבדן הכנסות כאמור, כאילו נערכו הביטוחים בגינם.

2.4. כלל ביטוחי השוכר הנערכים על ידו בקשר להסכם זה יכללו את ההוראות הבאות:

2.4.1. הביטוחים ראשוניים וקודמים לכל ביטוח שנערך על ידי המשכיר.

2.4.2. ויתור על זכות התחלוף כלפי המשכיר ו/או הדיירים ו/או השוכרים האחרים במבנה בו מצוי המושכר (להלן: "השוכרים האחרים"), אשר בהסכמי השכירות שלהם או בכל הסכם אחר המקנה להם זכויות במבנה, נכלל וויתור מקביל כלפי השוכר ו/או כל מי שהמשכיר התחייב לוותר על זכות התחלוף כלפיו, אולם ויתור כאמור לא יחול לטובת אדם שגרם לנזק בזדון.

2.4.3. ככל וקיים בפוליסה חריג רשלנות רבתי, על השוכר לוודא כי חריג כאמור יימחק, אולם מובהר כי אין באמור כדי לגרוע מחובות המבוטח ו/או זכויות המבטח על פי דין.

2.4.4. ככל ועל פי תנאי החוזה, השוכר ישכיר את המושכר לשוכר משנה, באחריות השוכר כי שוכר המשנה עומד בדרישות והוראות הביטוח המפורטות בנספח זה, Back to Back.

2.5. השוכר פוטר בזאת את המשכיר, וכן את השוכרים האחרים במבנה (ובלבד שבהסכמי השכירות של אותם שוכרים/בעלי זכויות, נכלל פטור מקביל כלפי השוכר) מאחריות לכל אובדן ו/או נזק אשר השוכר זכאי לשיפוי בגינו על פי ביטוחי הרכוש ואובדן התוצאתי ו/או העבודות שנערכו ו/או שהיו צריכים להיערך על ידו במלואם או בחלקם (או שהיה זכאי לשיפוי בגינם אלמלא ההשתתפות העצמית הנקובה בפוליסה ו/או ביטוח חסר ו/או הפרת תנאי הפוליסות), ולא תהיה לו כל טענה ו/או דרישה ו/או תביעה כלפי הנ״ל בגין אובדן ו/או נזק כאמור. כאמור האמור לא יחול כלפי מי שגרם לנזק בזדון.

2.6. מובהר כי השוכר לבדו יישא בפרמיות, בהשתתפות העצמית ובכל עלות אחרת הקשורה לביטוחים כאמור לעיל.

ביטוחי המשכיר

3. המשכיר מתחייב להחזיק במשך כל תקופת ההסכם, את הביטוחים הבאים:

3.1 ביטוח ״אש מורחב״, המכסה על בסיס ערך כינון את המבנה בו מצוי המושכר (לרבות במפורש מבנה המושכר). הביטוח יכלול כיסוי לאובדן דמי שכירות /או דמי ניהול (אם קיימים) למשכיר עקב אובדן ו/או נזק למבנה עקב סיכוני ״אש מורחב״ (למעט פריצה), לתקופת שיפוי של 12 חודשים. הביטוח יכלול ויתור על זכות התחלוף כלפי השוכר, ובלבד שהוויתור על זכות התחלוף כאמור לא יחול לטובת אדם שגרם לנזק בזדון. למרות האמור, מוסכם כי המשכיר רשאי שלא לערוך את הביטוח כאמור, במלואו או בחלקו, ואולם הפטור כאמור בסעיף 6 להלן יחול כאילו נערך הביטוח כאמור במלואו.

3.2 ביטוח אחריות כלפי צד שלישי לכיסוי אחריות המשכיר על פי דין בגין פגיעה ו/או נזק שייגרמו לגופו ו/או לרכושו של כל אדם ו/או גוף כלשהו, בגבולות אחריות של 10,000,000 ₪ למקרה ובמצטבר לתקופת הביטוח. הביטוח יורחב לשפות את השוכר בגין אחריותו למעשי ו/או מחדלי המשכיר, בכפוף לסעיף אחריות צולבת.

3.3 ביטוח אחריות מעבידים, לכיסוי חבות המשכיר על פי פקודת הנזיקין [נוסח חדש] ו/או חוק האחריות למוצרים פגומים, התש״ם-1980 כלפי עובדיו בגין פגיעה גופנית ו/או מחלה שייגרמו להם תוך כדי ועקב עבודתם, בגבולות אחריות של 20,000,000 ₪ לתובע, למקרה ובמצטבר לתקופת ביטוח שנתית. הביטוח יורחב לשפות את השוכר היה וייחשב למעביד של מי מעובדי המשכיר.

4. המשכיר מצהיר כי לא תהיה לו כל טענה ו/או דרישה ו/או תביעה כנגד השוכר בגין אובדן ו/או נזק שהוא זכאי לשיפוי בגינו על פי הביטוח כאמור בסעיף 3.1 דלעיל והוא פוטר את השוכר מאחריות לכל אובדן ו/או נזק כאמור ; האמור לעיל בדבר פטור מאחריות לא יחול לטובת אדם שגרם לנזק בזדון.

# נספח א'2 – אישור קיום ביטוחי השוכר	תאריך הנפקת האישור
אישור ביטוח זה מהווה אסמכתא לכך שלמבוטח ישנה פוליסת ביטוח בתוקף, בהתאם למידע המפורט בה. המידע המפורט באישור זה אינו כולל את כל תנאי הפוליסה וחריגיה. יחד עם זאת, במקרה של סתירה בין התנאים שמפורטים באישור זה לבין התנאים הקבועים בפוליסת הביטוח יגבר האמור בפוליסת הביטוח למעט במקרה שבו תנאי באישור זה מיטיב עם מבקש האישור.	

מבקש האישור הראשי*	**גורמים נוספים הקשורים למבקש האישור וייחשבו כמבקש האישור***	**המבוטח**	**אופי העסקה והעיסוק המבוטח**	**מעמד מבקש האישור**
שם: ____________	**שם:**	**שם:** ____________	אופי העסקה: ☒**שכירות** ☐שירותים ☐אספקת מוצרים ☐אחר: ______ עיסוק המבוטח:	☒**משכיר** ☐שוכר ☐זכיין ☐קבלני משנה ☐מזמין שירותים ☐מזמין מוצרים ☐אחר: ______
ח.פ. ____________	**ח.פ.**	**ח.פ.** ____________		
מען: ____________	**מען:** ____________	**מען:** ____________		

סוג הביטוח חלוקה לפי גבולות אחריות או סכומי ביטוח	**מספר הפוליסה**	**נוסח ומהדורת הפוליסה**	**תאריך תחילה**	**תאריך סיום**	**גבול אחריות לכלל פעילות המבוטח/ סכום ביטוח** למקרה ולתקופה	מטבע	**כיסויים נוספים בתוקף וביטול חריגים**
רכוש		ביט			______ במלוא ערכו	₪	308 – ויתור על תחלוף לטובת חברת הניהול, שוכרים, דיירים ובעלי זכויות אחרים במבנה (בכפוף להדדיות) 309- ויתור על תחלוף לטובת מבקש האישור 313- כיסוי בגין נזקי טבע 314- כיסוי גניבה פריצה ושוד 316- כיסוי רעידת אדמה 328- ראשוניות 338 - כיסוי על בסיס ערך כינון 345- הרחבה לנזק בגין פרעות ושביתות
צד שלישי		ביט				₪	302- אחריות צולבת 304- הרחבת שיפוי 307- צד ג'- קבלנים וקבלני משנה 308 – ויתור על תחלוף לטובת חברת הניהול, שוכרים, דיירים ובעלי זכויות אחרים במבנה (בכפוף להדדיות) 309- ויתור על תחלוף לטובת מבקש האישור 315- כיסוי לתביעות המל"ל 321- מבוטח נוסף בגין מעשי או מחדלי המבוטח- מבקש האישור 322- מבקש האישור ייחשב כצד ג' בפרק זה 328- ראשוניות 329-רכוש מבקש האישור ייחשב כצד ג'
חבות מעבידים		ביט			20,000,000	₪	309- ויתור על תחלוף לטובת מבקש האישור 319- מבוטח נוסף היה וייחשב כמעבידם של מי מעובדי המבוטח 328- ראשוניות 350 - חבות כלפי קבלנים וקבלני משנה היה ומבקש האישור יחשב כמעבידם
אובדן תוצאתי		ביט				₪	308 – ויתור על תחלוף לטובת שוכרים, דיירים ובעלי זכויות אחרים בפרויקט (בכפוף להדדיות) 309- ויתור על תחלוף לטובת מבקש האישור 313- כיסוי בגין נזקי טבע 316- כיסוי רעידת אדמה 328- ראשוניות

פירוט השירותים (בכפוף, לשירותים המפורטים בהסכם בין המבוטח למבקש האישור, יש לציין את קוד השירות מתוך הרשימה הסגורה המפורטת בנספח ג')
(096) שכירויות והשכרות

ביטול/שינוי הפוליסה *
שינוי לרעת מבקש האישור או ביטול של פוליסת ביטוח, לא ייכנס לתוקף אלא 30 יום לאחר משלוח הודעה למבקש האישור בדבר השינוי או הביטול.

חתימת האישור
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